

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

BALANCE SHEETS

TO JUNE 30 OF 2011 AND 2010 **CONSOLIDATED**

(Thousand Pesos) **Final Printing**

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**1,401,899,083**	**100**	**1,335,190,904**	**100**
s02	**CURRENT ASSETS**	**313,488,965**	**22**	**307,531,155**	**23**
s03	CASH AND AVAILABLE INVESTMENTS	100,301,884	7	116,121,266	9
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	106,724,232	8	95,930,844	7
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	46,516,056	3	47,115,867	4
s06	INVENTORIES	44,840,600	3	33,002,561	2
s07	OTHER CURRENT ASSETS	15,106,193	1	15,360,617	1
s08	**LONG-TERM**	**10,918,913**	**1**	**10,024,141**	**1**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	10,918,913	1	10,024,141	1
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**1,070,557,349**	**76**	**1,012,019,221**	**76**
s13	LAND AND BUILDINGS	917,102,333	65	830,002,305	62
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,012,975,090	72	966,957,363	72
s15	OTHER EQUIPMENT	60,858,549	4	58,874,087	4
s16	ACCUMULATED DEPRECIATION	1,036,727,340	74	958,508,022	72
s17	CONSTRUCTION IN PROGRESS	116,348,717	8	114,693,488	9
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**6,933,856**	**0**	**5,616,387**	**0**
s19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
s20	**TOTAL LIABILITIES**	**1,503,991,902**	**100**	**1,418,695,047**	**100**
s21	**CURRENT LIABILITIES**	**205,839,688**	**14**	**227,487,519**	**16**
s22	SUPPLIERS	44,135,791	3	50,973,936	4
s23	BANK LOANS	60,984,277	4	83,574,818	6
s24	STOCK MARKET LOANS	27,372,108	2	21,522,919	2
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	59,310,225	4	36,985,923	3
s26	OTHER CURRENT LIABILITIES WITHOUT COST	14,037,287	1	34,429,923	2
s27	**LONG-TERM LIABILITIES**	**541,462,285**	**36**	**521,946,289**	**37**
s28	BANK LOANS	149,627,066	10	153,207,777	11
s29	STOCK MARKET LOANS	391,835,219	26	368,738,512	26
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**1,885,404**	**0**	**1,441,073**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**754,804,525**	**50**	**667,820,166**	**47**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**-102,092,819**	**100**	**-83,504,143**	**100**
s34	**COUNTABLE CAPITAL OF THE PARTICIPATION NOT CONTROLADORA**	**0**	**0**	**0**	**0**
s35	**COUNTABLE CAPITAL OF THE PARTICIPATION CONTROLADORA**	**-102,092,819**	**100**	**-83,504,143**	**100**
s36	**CONTRIBUTED CAPITAL**	**280,826,681**	**-275**	**278,500,382**	**-334**
s79	CAPITAL STOCK	280,826,681	-275	278,500,382	-334
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**-382,919,500**	**375**	**-362,004,525**	**434**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	-385,659,214	378	-370,193,908	443
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	2,739,714	-3	8,189,383	-10
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND AVAILABLE INVESTMENTS**	**100,301,884**	**100**	**116,121,266**	**100**
s46	CASH	59,438,971	59	69,183,431	60
s47	AVAILABLE INVESTMENTS	40,862,913	41	46,937,835	40
s07	**OTHER CURRENT ASSETS**	**15,106,193**	**100**	**15,360,617**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	15,106,193	100	15,360,617	100
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**6,933,856**	**100**	**5,616,387**	**100**
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	6,933,856	100	5,616,387	100
s19	**OTHER ASSETS**	**0**	**100**	**0**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**205,839,688**	**100**	**227,487,519**	**100**
s52	FOREIGN CURRENCY LIABILITIES	58,959,952	29	94,645,160	42
s53	MEXICAN PESOS LIABILITIES	146,879,736	71	132,842,359	58
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**14,037,287**	**100**	**34,429,923**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	3,673,900	26	19,683,608	57
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	10,363,387	74	14,746,315	43
s105	BENEFITS TO EMPLOYEES	0	0	0	0
s27	**LONG-TERM LIABILITIES**	**541,462,285**	**100**	**521,946,289**	**100**
s59	FOREIGN CURRENCY LIABILITIES	442,278,043	82	409,181,981	78
s60	MEXICAN PESOS LIABILITIES	99,184,242	18	112,764,308	22
s31	**DEFERRED LIABILITIES**	**1,885,404**	**100**	**1,441,073**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	1,885,404	100	1,441,073	100
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**754,804,525**	**100**	**667,820,166**	**100**
s66	DEFERRED TAXES	6,535,078	1	6,794,587	1
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	692,939,591	92	613,970,784	92
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	55,329,856	7	47,054,795	7
s79	**CAPITAL STOCK**	**280,826,681**	**100**	**278,500,382**	**100**
s37	CAPITAL STOCK (NOMINAL)	280,826,681	100	278,500,382	100
s38	RESTATEMENT OF CAPITAL STOCK	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**-385,659,214**	**100**	**-370,193,908**	**100**
s93	LEGAL RESERVE	987,535	0	959,887	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	-399,954,405	104	-352,491,797	95
s45	NET INCOME FOR THE YEAR	13,307,656	-3	-18,661,998	5
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**2,739,714**	**100**	**8,189,383**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	3,062,069	112	8,285,091	101
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-322,355	-12	-95,708	-1
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

BALANCE SHEETS

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	107,649,277	80,043,636
s73	PENSIONS AND SENIORITY PREMIUMS	14,546,138	10,990,307
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	148,834	148,956
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	0	0
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO JUNE 30 OF 2011 AND 2010

(Thousand Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**746,010,162**	**100**	**621,448,794**	**100**
r02	COST OF SALES	349,746,414	47	294,369,823	47
r03	**GROSS PROFIT**	**396,263,748**	**53**	**327,078,971**	**53**
r04	GENERAL EXPENSES	48,162,697	6	49,304,540	8
r05	**INCOME (LOSS) FROM OPERATION**	**348,101,051**	**47**	**277,774,431**	**45**
r08	OTHER INCOME AND (EXPENSE), NET	78,048,443	10	46,082,317	7
r06	COMPREHENSIVE FINANCING RESULT	5,408,572	1	-16,486,531	-3
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	282,722	0	113,997	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**431,840,788**	**58**	**307,484,214**	**49**
r10	INCOME TAXES	418,533,132	56	326,146,212	52
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**13,307,656**	**2**	**-18,661,998**	**-3**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**13,307,656**	**2**	**-18,661,998**	**-3**
r19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	0	0	0	0
r20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**13,307,656**	**2**	**-18,661,998**	**-3**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**746,010,162**	**100**	**621,448,794**	**100**
r21	DOMESTIC	375,466,475	50	336,368,031	54
r22	FOREIGN	370,543,687	50	285,080,763	46
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r08	**OTHER INCOME AND (EXPENSE), NET**	**78,048,443**	**100**	**46,082,317**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	78,048,443	100	46,082,317	100
r34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**5,408,572**	**100**	**-16,486,531**	**100**
r24	INTEREST EXPENSE	21,359,649	395	50,218,778	-305
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	17,144,804	317	19,609,643	-119
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	9,623,417	178	14,122,604	-86
r28	RESULT FROM MONETARY POSITION	0	0	0	0
r10	**INCOME TAXES**	**418,533,132**	**100**	**326,146,212**	**100**
r32	INCOME TAX	418,533,132	100	326,146,212	100
r33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	746,010,162	621,448,794
r37	TAX RESULT FOR THE YEAR	13,307,656	-18,661,998
r38	NET SALES (**)	1,406,625,678	1,016,545,762
r39	OPERATING INCOME (**)	615,847,783	344,095,764
r40	NET INCOME OF PARTICIPATION CONTROLADORA(**)	-15,492,953	-133,272,335
r41	NET CONSOLIDATED INCOME (**)	-15,492,953	-133,272,335
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	46,942,281	45,770,812

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

FROM APRIL1 TO JUNE 30 OF 2011

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**393,310,045**	**100**	**313,573,612**	**100**
rt02	COST OF SALES	183,907,298	47	149,739,964	48
rt03	**GROSS PROFIT**	**209,402,747**	**53**	**163,833,648**	**52**
rt04	GENERAL EXPENSES	24,782,507	6	23,617,865	8
rt05	**INCOME (LOSS) FROM OPERATION**	**184,620,240**	**47**	**140,215,783**	**45**
rt08	OTHER INCOME AND (EXPENSE), NET	48,359,476	12	23,988,181	8
rt06	COMPREHENSIVE FINANCING RESULT	-3,316,102	0	-30,719,009	-10
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	13,653	0	516,875	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**229,677,267**	**58**	**134,001,830**	**43**
rt10	INCOME TAXES	220,577,125	56	154,107,212	49
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**9,100,142**	**2**	**-20,105,382**	**-6**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**9,100,142**	**2**	**-20,105,382**	**-6**
rt19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	0	0	0	0
rt20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**9,100,142**	**2**	**-20,105,382**	**-6**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2011**

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt0	NET SALES	**393,310,045**	**100**	**313,573,612**	**100**
rt21	DOMESTIC	196,150,982	50	170,582,399	54
rt22	FOREIGN	197,159,063	50	142,991,213	46
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt08	**OTHER INCOME AND (EXPENSE), NET**	**48,359,476**	**100**	**23,988,181**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	48,359,476	100	23,988,181	100
rt34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**-3,316,102**	**100**	**-30,719,009**	**100**
rt24	INTEREST EXPENSE	9,450,447	-285	28,086,368	-91
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	6,827,502	-206	10,777,758	-35
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-693,157	21	-13,410,399	44
rt28	RESULT FROM MONETARY POSITION	0	0	0	0
rt10	**INCOME TAXES**	**220,577,125**	**100**	**154,107,212**	**100**
rt32	INCOME TAX	220,577,125	100	154,107,212	100
rt33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2011**

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS
(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	23,381,632	23,425,204

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	431,840,788	307,484,214
e02	+ (-)ITEMS NOT REQUIRING CASH	0	0
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	55,311,950	48,493,250
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	-4,303,323	2,812,340
e05	**CASH FLOW BEFORE INCOME TAX**	482,849,415	358,789,804
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-419,719,878	-303,871,184
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	63,129,537	54,918,620
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-62,497,912	-84,992,806
e09	**FINANCING ACTIVITIES**	631,625	-30,074,186
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	-32,830,106	-15,513,493
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	-32,198,481	-45,587,679
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	-1,086,714	1,948,629
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	133,587,079	159,760,316
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	100,301,884	116,121,266

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

Final Printing

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	0	0
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	0	0
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	55,311,950	48,493,250
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	46,942,281	45,770,812
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	3,919,230	-522,000
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-282,722	-113,997
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	4,733,161	3,358,435
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	-4,303,323	2,812,340
e25	+ACCRUED INTEREST	13,155,751	21,992,087
e26	+ (-) OTHER ITEMS	-17,459,074	-19,179,747
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-419,719,878	-303,871,184
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-35,014,422	-2,982,803
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	-6,803,039	3,900,519
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-151,796	-629,799
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	661,352	-12,303,775
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	33,376,834	45,758,264
e32	+ (-) INCOME TAXES PAID OR RETURNED	-411,788,807	-337,613,590
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-62,497,912	-84,992,806
e33	-PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-62,497,912	-84,992,806
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	-INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	0	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	0	0
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	0	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	-32,830,106	-15,513,493
e45	+BANK FINANCING	24,472,500	72,693,871
e46	+STOCK MARKET FINANCING	42,534,820	40,229,134
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	-87,119,778	-62,653,922
e49	(-)STOCK MARKET FINANCING AMORTIZATION	0	-44,087,095
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-)DIVIDENDS PAID	0	0
e53	+PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	-INTEREST EXPENSE	-12,717,648	-21,695,602
e56	-REPURCHASE OF SHARES	0	0
e57	+ (-)OTHER ITEMS	0	121

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

DATA PER SHARE **CONSOLIDATED**

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
			AMOUNT			AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.01		$	0.01	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	0.00		$	0.00	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	0.00		$	0.00	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		0.00	times		0.00	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		0.00	times		0.00	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	1.78	%	-3.00	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	15.18	%	159.60	%
p03	NET INCOME TO TOTAL ASSETS (**)	-1.11	%	-9.98	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	-0.00	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.00	times	0.76	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	1.31	times	1.00	times
p08	INVENTORIES TURNOVER (**)	16.41	times	18.15	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	22	days	24	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.63	%	1.98	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	107.28	%	106.25	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	-14.73	times	-16.99	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	33.33	%	35.51	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	50.58	%	51.57	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	16.30	times	5.53	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.94	times	0.72	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.52	times	1.35	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.31	times	1.21	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.21	times	0.22	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	48.73	%	51.05	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

July 28, 2011

Analysis and Review on the Administration of the Operations and Financial Results of the Company

Second quarter 2011 summary

Crude oil production remained relatively stable.

Increase in sales due to higher crude oil prices and a stable production platform.

Increase in sales proportionally higher than costs and general expenses.

Decrease of the net cost for the period of employee benefits due to hypothesis adjustments in the actuarial calculation.

Increase in other revenues due to a higher amount of IEPS (Impuesto Especial sobre Producción y Servicios) credit.

Increase in the Ordinary Hydrocarbons Duty recorded during the quarter.

Net income reached Ps. 9.1 billion, Ps. 29.2 billion higher than the net loss recorded in the second quarter of 2010.

PEMEX's Board of Directors approved in a unanimous vote its 2012-2016 Business Plan. The plan underscores its commitment and direction towards achieving sustainable goals.

Petróleos Mexicanos and the Petroleum Workers' Union signed the Union Labor Contract Agreement for 2011-2013.

Half-year summary

Crude oil production decreased by 28 Mbd.

Increase in sales, primarily as a result of higher prices of the Mexican crude oil basket in the international markets.

In addition, greater prices in domestic products sold were recorded: gasoline, diesel, fuel oil, jet fuel, and asphalt.

Operating income increased due to higher revenues from sales and services.

Operating income before Taxes and Duties increased by Ps. 124.3 billion, totaling Ps. 431.8 billion.

Net income amounted to Ps. 13.3 billion, as compared to a net loss of Ps. 18.7 billion in the first half of 2010, this represents an increase of Ps. 32 billion, primarily due to greater revenues from sales and services.

OPERATIONAL RESULTS

Total Revenues from Sales and Services

During the first half of 2011, total revenues from Sales and Services, increased by 20% to Ps. 746.0 billion (US$ 63.0 billion) as compared to the same period of 2010.

Total revenues from Sales and Services during the second quarter of 2011, increased by 25.4% to Ps. 393.3 billion (US $33.2 billion) as compared to the same period of 2010 primarily due to:

- A 51.5% increase in the Mexican crude oil basket price from US$ 69.86 per barrel in the second quarter of 2010, to US$ 105.84 per barrel in the same quarter of 2011.
- An increase by 44.7% in the price of regular gasoline in the U.S. Gulf of Mexico, from U.S.¢206.57 per gallon to U.S.¢298.86.
- An increase in the volume of crude oil exports by 0.2%, from 1,337 Mbd in the second quarter of 2010, to 1,339 in the same quarter of 2011.

In addition, greater prices in domestic products sold were recorded: gasoline, diesel, fuel oil, jet fuel, and asphalt.

Domestic Sales

Total domestic sales as of June 30, 2011, increased by 11.6% to Ps. 375.5 billion (US$ 31.7 billion) due to higher prices in domestic products sold such as gasoline, diesel, fuel oil, jet fuel, and asphalt.

Domestic sales increased by 15.0%, amounting to Ps. 196.1 billion in the second quarter of 2011 (US$ 16.6 billion).

Exports

During the first half of 2011, export sales increased by 30.2%, to Ps. 367.8 billion (US$ 31.1 billion) as compared to the same period of the previous year.

The accumulated increase of Ps. 85.4 billion (30.2%), is primarily due to an increase in sales, as a result of higher prices of the Mexican crude oil basket in the international markets. The average price per barrel from January 1 to June 30 was US$ 98.96, as compared to US$ 70.57 in the same six months of 2010.

Exports also increased during the first six months of 2011 due to a higher volume of crude oil exports, which increased by 4.9% in the first half of 2011, as compared to the same period of 2010.

Export sales in the second quarter of 2011 increased by 38.0%, as compared to the same period of 2010 by Ps.195.6 billion (US$ 16.5 billion).

Cost of Sales

Cost of sales during the first half of 2011 increased by 18.8% to Ps. 349.7 billion, as compared to the same period of the previous year.

The increase in cost of sales of Ps. 55.4 billion is mainly due to:

- Higher volume of import products, primarily gasoline and diesel;
- Variations originated by greater average prices and;
- An increase in operation expenses.

In the second quarter of 2011, cost of sales increased by 22.8%, to Ps. 183.9 billion, primarily due to:

- A 48% increase in purchases for resale, due to higher hydrocarbon prices and its derivatives.
- In addition, operating expenses increased due to rises in personal services, materials, freights and insurance, and guarantee letters. The former was partially offset by a decrease in the net cost for the period of employee benefits, due to hypothesis adjustments in the actuarial calculation

Transportation and distribution expenses, as well as administrative expenses recorded slight increases, 2.3% and 6%, respectively. These increases are primarily explained by a rise in operating, and depreciation and amortization expenses, which were partially offset by a decrease in the net cost for the period of employee benefits.

Net Cost for the Period of Employee Benefits

During the first six months of 2011, the Net Cost of Employee Benefits decreased from Ps. 58.8 to Ps.57.7 billion (a decrease of Ps. 1.1 billion).

During the second quarter of 2011, the Net Cost for the Period of Employee Benefits decreased by 1.9%.

These decreases were primarily due to hypothesis adjustments in the actuarial calculation.

Other Revenue (Expenses)

During the first half of 2011, greater IEPS credit of Ps.37.4 billion yielded an increase in other revenues.

Other revenues (expenses) recorded an increase during the second quarter of 2011, primarily as a result of greater IEPS credit, as compared to the same period of 2010.

Comprehensive Financing Result

As of June 30, 2011, the Comprehensive Financing Result recorded a Ps. 21.9 billion increase as compared to the same period of 2010.

Comprehensive financing result recorded a decrease of Ps. 27.4 billion as compared to the second quarter of 2010 as a result of:

- Lower interest expense, primarily due to a one-time extraordinary capitalization of interests, in compliance with the D6 financial reporting standard.
- A favorable position in financial instruments.
- A decrease in exchange loss, due to a lower depreciation of the Mexican peso against the U.S. dollar, as compared to the one recorded during the same period of the previous year.

Net Income
During the first half of 2011, net income increased by 171.3%, to Ps. 13.3 billion, as compared to the same period in 2010.

In the second quarter of 2011, a Ps. 9.1 billion net income was recorded (US$ 0.8 billion) as a result of:

- An increase in sales proportionally higher than the increases of costs and general expenses.
- An increase in other revenues.
- A favorable Comprehensive Financial Result as compared to the same period of the previous year.

Current Assets
As of June 30, 2011, current assets remained stable as compared to December 31, 2010, amounting to Ps. 313.5 billion. However, it recorded an increase of 1.9% as compared to June 30, 2010, primarily due to an increase in Inventories which recorded a variation of Ps. 11.8 billion, and an increase of Ps. 9.9 billion in Accounts, notes receivable and other.

Property, plant and equipment
Property, plant and equipment increased by 0.9%, to Ps. 1,070.5 billion, as compared to that as of December 31, 2010, and an increase of 5.8% as compared to June 30, 2010.

Current Liabilities
Current liabilities decreased by 0.7% as compared to December 31, 2010, totaling Ps. 205.8 billion, primarily due to a decrease of Ps. 7.6 billion in Accounts and accrued expenses payable in short-term debt, partially offset by an increase of Ps. 6.7 billion in Taxes and duties payable.

As compared to the same period of 2010, a decrease of Ps. 21.6 billion (9.5%) was recorded due to a considerable decrease of Ps. 16.7 (15.9%) in the short-term debt, additionally to a decrease of Ps. 20.4 billion (59.2%) in Accounts and accrued expenses payable.

Equity
As of June 30, 2011, PEMEX had negative equity totaling Ps. 102.1 billion, as compared to negative equity of Ps. 113.8 billion as of December 31, 2010. The total capitalization (long term debt plus equity) increased by Ps. 439.4 billion as compared to Ps. 464.1 billion as of December 31, 2010. It is worth noting that PEMEX's current financing agreements do not include financial or payment suspension covenants that could be triggered as a result of negative equity.

OPERATING RESULTS AS OF JUNE 30, 2011

Crude Oil Production

Crude oil production decreased marginally by 28 Mbd in the first half of 2011, due to lower heavy oil extraction and to Cantarell's natural decline.

During the second quarter of 2011, crude oil production remained relatively stable, the variation was driven by:

- A temporary shut-down of operations at Nitrogen Company of Cantarell (CNC by its Spanish acronym). The company supplies nitrogen to be injected at different oil fields in the Northeastern Marine Region, in order to maintain pressure and optimize the hydrocarbons recovery factor and production.
- Maintenance in the Ku-Maloob-Zaap Asset.
- A natural decline in production in the Southern Region fields, mainly in Jujo-Tecominoacán and in the Northeastern Marine Region, mainly Cantarell.

Extra-light crude oil production increased by 8.2%, as a result of the completion and repairs of wells in the Delta del Grijalva Project in the Samaria-Luna Asset.

Natural Gas Production

During the first half of 2011, total natural gas production decreased by 4.8%, due to lower production of non-associated gas, mainly as a result of decreased production from the Burgos and Veracruz projects.

During the first quarter of 2011, total natural gas production decreased by 6.2%, primarily as a result of:

- A decrease in non-associated gas production, due to a natural decline in production of fields in the Veracruz Asset. Moreover, a decrease in production in the Burgos Project was observed as a result of reduced drilling activities.
- A decrease in associated gas production, due to a natural decline in production from fields in the Southern Region and in the Northeastern Marine Region (Cantarell). This decrease was partially offset by an increase in production in the Litoral de Tabasco Asset of the Southwestern Marine Region.

Gas Flaring

Gas flaring during the first half of 2011, decreased by 4.7%.

Gas flaring decreased by 17.5% as compared to the same quarter of 2010, primarily due to:

- The installation of additional infrastructure on marine platforms for the compression and transportation of gas.
- The development of exploitation strategies in Cantarell, to reduce natural gas extraction, maintain pressure at the oil field, and maximize the crude oil reserves recovery ratio.
- The implementation of strategies in Cantarell to optimize the exploitation of wells with high gas content, and increase the operations reliability of existing equipment for gas handling.

Crude Oil Processing

Total crude oil processing decreased by 6.8% in the first half of 2010, as compared to the same period of 2010, primarily due to: (i) the impact caused by the incident at the Cadereyta refinery, (ii) failures at the electricity system at the Madero and Minatitlán refineries, and (iii) non-scheduled corrective plant maintenance and repairs.

During the second quarter of 2011, total crude oil processing decreased by 5.9%, as a result of:

- Maintenance and repairs in the National Refining System.
- Inventory accumulation of residues at the Tula and Salamanca refineries.

Primary distillation capacity amounted to 76.4%, due to a lower utilization of plants.

Production of Petroleum Products

Both quarterly and accumulated variations in production of petroleum products decreased by 7.0% and 7.4%, respectively, as a result of lower crude oil processing.

Natural Gas Processed

During the first half of 2011, total natural gas processing recorded a slight increase, primarily as a result of greater availability of sour wet gas form fields in the Southern Region. In addition, condensates processing totaled 58 Mbd, an increase by 7.5% as compared to the same period of 2010, due to higher condensates production from marine regions.

During the second quarter of 2011, total natural gas processing recorded an increase of 1.2%, primarily as a result of greater availability of sour wet gas from fields in the Southern Region. Moreover, condensates processing increased due to a greater supply from the Marine and Northern Regions.

As a result, dry gas and natural gas production increased by 1.6% and 3.0%, respectively, as compared to the second quarter of 2010.

Petrochemicals Production

The main factors which contributed to the decrease by 6.1% in the production of petrochemicals products in the first half of 2011 as compared to the same period of 2010 were:

- an increase in production of the methane derivatives chain due to greater production of ammonia and methanol;
- a decrease in production of the aromatics and derivatives chain due to unplanned downtimes caused by delays on raw materials arrivals and a production reduction of lower commercial value products;
- a decrease in production of the propylene and derivatives chain, as a result of maintenance in the acrylonitrile plant at the Morelos petrochemical complex in January 2011; and
- a decrease in "other" petrochemicals, primarily as a result of delays on inputs arrivals.

During the second quarter of 2011, production of petrochemical products decreased by 8.2%, as a result of channeling production into the most profitable chains. Therefore, production in the methane and ethane derivatives chain was prioritized, while the decrease in production of the aromatics and derivatives chain is primarily a result of reducing gasoline component manufacturing. These measures have been taken in order to improve the economic results in the chain, and in response of increased input costs.

CONSOLIDATED BALANCE SHEET, LIQUIDITY AND CAPITAL RAISING

Equity Structure

As of June 30, 2011, PEMEX had negative equity totaling Ps. 102.1 billion, as compared to negative equity of Ps. 113.8 billion recorded as of December 31, 2010. The total capitalization (long term debt plus equity) increased Ps. 439.4 billion as compared to Ps. 464.1 billion as of December 31, 2010.

It is worth noting that PEMEX's current financing agreements do not include financial or payment suspension covenants that could be triggered as a result of negative equity.

In the first half of 2011, there were no capitalized payments to the equity of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies by the Federal Government.

Liquidity Management

As of March 31, 2011, Petróleos Mexicanos holds liquidity management credit lines for US$ 3.5 billion, US$ 3.25 billion of which are available.

Debt

The following table shows the Consolidated Total Debt comparative as of June 30, 2011 and 2010

Consolidated Total Debt

	As of June 30	
	2010	2011
	(billion pesos)	
Short-Term	Ps. 105.1	Ps. 88.4
Long-Term	Ps. 521.9	Ps. 541.4
Total Debt	**Ps. 627.0**	**Ps. 629.8**

The following are the main financing activities carried out during the second quarter of 2011:

- On May 25, 2011, Petróleos Mexicanos issued US$ 1.25 billion of its 6.50% notes paid semi-annually and due on June 2041.
- On July 21, 2011, Petróleos Mexicanos issued US$ 1.0 billion of its 5.50% notes due on January 2021, which was issued on July 2010.

The proceeds from these placements will be used to finance investment projects and for debt refinancing.

Cash flows from operating activities, financing and investment

During the second quarter of 2011, according to the Preliminary Consolidated Financial Statements, net cash flow from operating activities was Ps. 63.1 billion compared to Ps. 54.9 billion in the same period of 2010.

Total debt, including accrued interests, increased by Ps. 2.8 billion, amounting to Ps. 629.8 billion, this is primarily due to new financing.

As of June 30, 2011, cash and cash equivalents totaled Ps. 100.3 billion, compared to Ps. 116.1 billion as of June 30, 2010.

Treasury Policies
As far to the treasury policies, Petróleos Mexicanos seeks to have sufficient financial resources to meet its payment obligations and its subsidiary entities, as well as promote integration and consolidation of the position and projection of its cash.

In addition, Petróleos Mexicanos develops investment mechanisms of its financial resources to ensure the best conditions of the market and guarantee the best recruitment services provided by financial institutions.

The investment of resources in the treasury of Petróleos Mexicanos in pesos and dollars are based on the following policies:

Peso Funds

Petróleos Mexicanos, for its financial transactions, is bound to the observance and compliance with applicable regulations issued by the Federal Government. SHCP provides guidelines to all Federal Government public-sector entities, for managing their funds stating that Petróleos Mexicanos may only invest in:

a) Government securities.
b) Financial transactions by the Federal Government.
c) Demand deposits at commercial banks. The balance must not exceed 10% of the balance of the available funds.
d) Balances with the Treasury.
e) Shares of capital stock of investment companies, whose investment objective are government securities.

It should be mentioned that reports holding government instruments, can only be made with financial institutions that obtain at least the following credit scores from the rating agencies:

National Scale	Fitch	Standard and Poor's	Moody's
Long Term	AA(mex)	mxAA-	AA.mx

International Scale	Fitch	Standard and Poor's	Moody's
Long Term	BBB	BBB	Baa1

Dollar Funds

The policy for the management of this currency is to invest the funds where resources are invariably deposited not more than 48 hours. Later on, these resources are deposited in accounts previously opened in the Banco de Mexico. Foreign exchange transactions, by volume, are performed with the Banco de Mexico.
Petróleos Mexicanos invariably seeks funds in which investments are classified by the Bank of Mexico with liquidity ratio and, in turn, comply with various provisions that govern its operation.

Cash and cash equivalents currencies
Petróleos Mexicanos' cash and cash equivalents relies primarily in pesos and dollars, since it comes from the sales of its products, whether domestic or international. In the same way Petróleos Mexicanos makes payments of various expenses and debt in those currencies.

Relevant investment capital
Significant capital investments that were committed at the end of last fiscal year, by their nature, are described in Section 3) c) "credit information relevant" from the Annual Report.

Significant transactions not recorded in the balance sheet or income statement
Petróleos Mexicanos has no significant transactions not recorded in the balance sheet or income statement.

Tax credits or debits
In February 2010, the Tax Management Service notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, value added tax and Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575.2 million (of which Pemex was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (No. 28733/10-17-03-7) before the *Tercera Sala Regional Metropolitana* (Third Regional Metropolitan Court) of the *Tribunal Federal de Justicia Fiscal y Administrativa* (Tax and Administrative Federal Court) challenging the assessment. On February 14, 2011, this claim was accepted before the Court. As of the date of this report, the Tax Management Service has not filed a response to this claim.

In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553.4 million (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim (No. 28733/10-17-03-7) before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On February 14, 2011, this claim was accepted before the Court. As of the date of this report, the Tax Management Service has not filed a response to this claim.

INTERNAL CONTROL
Petróleos Mexicanos management is responsible for establishing and maintaining an adequate internal control system for financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial statement information. The system of internal control over financial reporting includes those policies and procedures to:

(I) Make sure that the records reasonably deemed necessary details are accurate and complete and reflect the transactions and movements of PEMEX's assets;

(Ii) Provide reasonable assurance that all transactions have been registered for the preparation of the financial statements and that PEMEX´s expenses are made only in accordance with authorizations of the management and authority staff, executed by the corresponding entity, and

(Iii) To provide management staff a reasonable assurance regarding prevention and early detection of any acquisition, disposal or use of unauthorized assets that could affect PEMEX´s financial statements.

For the proper performance of their duties, the Board of Directors of Petróleos Mexicanos counts with the Audit and Performance Evaluation Committee, that has within its powers, to establish a risk management system that can affect the situation and financial operations of Petróleos Mexicanos, and regularly report to the Council on follow-up. In addition, the Audit and Performance Evaluation Committee should inform the Board of Directors the status of the internal control system and propose their amendments.

In order to perform their functions, the Audit and Performance Evaluation verifies compliance with the goals, objectives, plans and programs of Petróleos Mexicanos, including the timing, terms and conditions of the commitments adopted, as well as the performance indicators; verifies and certifies the reasonableness and adequacy of accounting and financial reporting, and supervises the processes to design, integrate and disseminate the financial and accounting information, in addition to the audits to be conducted.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010
(Figures stated in thousands of Mexican pesos, except as noted)

1 Approval

On July 25, 2011, the attached condensed consolidated financial statements and the notes thereto were authorized by the following officers: Víctor M. Cámara Peón, Deputy Director of Accounting, Fiscal and Financial Control and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

2 Basis of presentation

The condensed consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies ("PEMEX") as of June 30, 2011 and for the six-month periods ended June 30, 2011 and 2010 are unaudited, while the balance sheet as of December 31, 2010 is audited. In the opinion of PEMEX's management, all adjustments (mainly consisting of recurring adjustments) that are necessary for a fair presentation of the condensed consolidated financial statements have been included.

The interim results are not necessarily indicative of results for the entire year.

References in these condensed consolidated financial statements and related notes to "pesos" or "Ps." refer to Mexican pesos and references to "dollars" or "U.S.$" refer to dollars of the United States of America.

For accounting purposes the functional currency of PEMEX is the Mexican peso.

For the purposes of these unaudited interim condensed consolidated financial statements, certain information and disclosures that are usually included in the financial statements prepared under Mexican Financial Reporting Standards ("FRS") have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of and for the year ended December 31, 2010.

3 Significant accounting policies

The accompanying condensed consolidated financial statements have been prepared in accordance with FRS as issued by the *Consejo Mexicano de Normas de Información Financiera A. C.* ("CINIF") the Mexican Financial Reporting Standards Board.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements:

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010 (Figures stated in thousands of Mexican pesos, except as noted)

(a) Effects of inflation on the financial information

PEMEX recognizes the effects of inflation on its financial information in accordance with FRS B-10 "Effects of Inflation" ("FRS B-10").

These condensed consolidated financial statements include recognition of the effects of inflation on the financial information until December 31, 2007, based on the Mexican National Consumer Price Index ("NCPI") issued by Banco de México. In accordance with FRS B-10, in 2008 and 2009, effects of inflation were not recognized in the financial statements because the accumulated inflation over the three-year periods ended December 31, 2008, 2009 and 2010 was less than 26%, and the economic environment therefore did not qualify as "inflationary."

If at the end of the year in future years the accumulated inflation over the most recent three-year period were to be equal to or higher than 26%, the economic environment would be considered "inflationary" and PEMEX would therefore be required to retroactively recognize the effects of inflation not previously included in its financial statements while the economic environment was considered non-inflationary.

(b) Consolidation

The condensed consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies, including Special Purpose Entities (SPEs). All significant intercompany balances and transactions have been eliminated in the consolidation and the consolidation has been made based on the unaudited financial statements of the Subsidiary Entities and Subsidiary Companies as of June 30, 2011 and 2010.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM"); P.M.I. Trading, Ltd. ("PMI Trading"); P.M.I. Holdings North America, Inc. ("PMI HNA"); P.M.I. Holdings Petróleos España, S.L. ("PMI HPE"); P.M.I. Holdings, B.V. ("PMI HBV"); P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA"); Kot Insurance Company, AG ("KOT"); Integrated Trade Systems, Inc. ("ITS"); P.M.I. Marine, Ltd. ("PMI Mar"); P.M.I. Services, B.V. ("PMI-SHO"); Pemex Internacional España, S.A. ("PMI-SES"); Pemex Services Europe, Ltd. ("PMI-SUK"); P.M.I. Services North America, Inc. ("PMI-SUS"); Mex Gas International, Ltd. ("MGAS"); the Master Trust (i); Fideicomiso F/163 (i), RepCon Lux[(ii)] and Pemex Finance, Ltd.

i. The principal function of the Master Trust and Fideicomiso F/163 (the "Trusts") consisted of issuing bonds and entering into other financings for the purpose of funding PIDIREGAS. As discussed in Note 2, amendments to the Law of Budget and Fiscal Accountability published in the Official Gazette of the Federation on November 13, 2008 prohibited PEMEX from continuing to apply the PIDIREGAS framework. Therefore, during 2009, the Trusts transferred all of the rights and obligations derived from PIDIREGAS financings to PEMEX, which recognized them as direct public debt, while the Trusts ceased to act as financing vehicles.

Consequently, the continued existence of the Trusts will depend on decisions taken by PEMEX's management. The changes described here have had no impact on the financial information, since the Trusts have been consolidated in the financial statements of PEMEX.

Historically, PEMEX consolidated the financial information of RepCon Lux pursuant to an administration contract with that company. Under the terms of that contract, PEMEX had the right to veto resolutions adopted by RepCon Lux's board of directors if such resolutions were against PEMEX's interest, or related to the issuance of bonds exchangeable for shares of Repsol. The contract provided for termination if RepCon Lux were to dissolve, and on July 28, 2009, the company was formally liquidated. Therefore, since that date, RepCon Lux has no longer been consolidated in the financial statements of PEMEX.

(c) Translation of foreign currency financial statements

Effective January 1, 2008 the financial statements of consolidated foreign subsidiaries are translated into the reporting currency by initially determining if the functional currency and the currency for recording the foreign operations are different and then translating the functional currency to the reporting currency, using the historical exchange rate or the exchange rate at year end and the inflation index of the country of origin, depending on whether the inflation derives from a non-inflationary or an inflationary economy.

(d) Cash and cash equivalents

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. As of the date of these condensed consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result.

(e) Inventories and cost of sales

Inventories are valued as follows:

I. Crude oil, refined products, derivatives and petrochemicals are valued at the lowest of their production, acquisition or market costs, provided the latter is not higher than the realizable value or less than net realizable value.

II. Materials, spare parts and fixtures are valued at their average acquisition cost and are presented net of an allowance for slow-moving and obsolete materials.

III. Materials in transit are valued at their acquisition cost.

PEMEX records the necessary allowance for inventory impairment arising from obsolescence, slow-moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

(Figures stated in thousands of Mexican pesos, except as noted)

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products) and the cost of refined and other products and then deducting the value of inventories at the end of the year. Cost of sales also includes the depreciation and amortization expense associated with assets used in operations, as well as the expense associated with the reserve for abandonment cost of wells.

(f) Investment in shares of non-consolidated subsidiaries and affiliates

Investments in shares of the non-consolidated subsidiary companies are valued by the equity method.

Investment in shares, of which Pemex owns 50% or less of the equity of the subsidiary companies, is recorded at its acquisition cost until December 31, 2007. These companies were restated by applying a factor derived from the NCPI.

(g) Wells, pipelines, properties, plant and equipment

Investments in wells, pipelines, properties, plant and equipment are recorded at the cost of acquisition or construction, using—in the case of wells—the successful efforts method. Until December 31, 2007, these costs were adjusted for inflation using factors derived from the NCPI.

In accordance with the FRS D-6, "*Capitalization of Comprehensive Financing Result*," during the construction period, the Comprehensive Financial Result associated with the acquisitions of fixed assets is capitalized as part of the value of assets.

Depreciation is calculated from the month following the date when the asset was placed in service, using the straight-line method of accounting based on the expected useful lives of the assets, based on appraisals prepared by independent appraisers.

The amortization of wells is determined based on the estimated commercial life of the field in which they are located, considering the ratio of the production of barrels of crude oil equivalent for the period to proved developed reserves of the field, as determined at the beginning of the year; these estimates are updated quarterly to reflect new investments. The annual depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10-25	4-10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

The gains or losses generated by the sale or disposal of fixed assets are recognized in income for the period in which they are incurred.

Minor repairs and maintenance costs are expensed as incurred.

The carrying value of these assets is subject to an annual impairment assessment.

(h) Impairment of the value of long-lived assets

Long-lived assets are subject to an annual evaluation of impairment in accordance with Bulletin C-15, "Impairment of the Value of Long-Lived Assets and Their Disposal." PEMEX measures the net carrying value of long-lived assets in order to determine whether the carrying value of the assets exceeds the recoverable amount, i.e., the future net revenues reasonably expected to be generated by the asset. If the net carrying value of the asset exceeds the recoverable amount, PEMEX recognizes an impairment charge in its statement of operations.

(i) Exploration and drilling costs and specific oil-field exploration and depletion of fields reserve

PEMEX uses the successful efforts method of accounting for the recording of oil and gas exploration and drilling costs in accordance with the Accounting Standard Codification 932 (ASC 932) "Extractive Activities—Oil and Gas" issued by the U.S. Financial Accounting Standards Board, in the absence of local rules in the industry. PEMEX considers that ASC 932 provides the best methodology for recognizing the capitalized costs in the exploration and drilling of wells and allows PEMEX's information to be comparable with that of other international companies. Exploration costs are charged to income when incurred, while expenditures for exploratory drilling costs are included in fixed assets while pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless: (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity, in that either drilling of additional exploratory wells is underway or firmly planned for the near future; or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. The costs for the drilling of development wells are capitalized, whether or not successful.

PEMEX's management makes semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.

(j) Reserve for abandonment cost of wells

The *Reglamento de Trabajos Petroleros* (Petroleum Works Law) provides that once a well turns out to be dry, is invaded with salt water or is abandoned due to mechanical failure, or when the well's production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contains oil, gas or water, to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtains approval from the *Secretaría de Energía* (Ministry of Energy) for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The abandonment costs related to wells currently in production and wells temporary closed are recorded based on the units of production method. In the case of non-producing wells subject to abandonment and dismantlement the full cost is recognized at the end of each period. All estimates are based on the useful life of the wells, considering their present value (discounted). Salvage values are not considered as these values commonly have not existed. These costs are initially capitalized as part of the well value, and amortized according to its useful life.

(k) Accruals

PEMEX recognizes, based on management estimates, accruals for those present obligations for which transfer of assets or the rendering of services is probable and arises as a consequence of past events-primarily the payment of salaries and other employee payments, as well as environmental liabilities. In certain cases, such amounts are recorded at their present value.

(l) Employee benefits

The accumulated benefits related to pensions, seniority premiums, other post-retirement benefits and employment termination for causes other than restructuring, to which all employees are entitled, are recorded in the statement of operations of each year based on actuarial valuations performed by independent experts, using the projected unit-credit method.

The amortization periods of the unamortized items are as follows:

- Retirement benefits:
    i. Initial transition liability and salary increases due to promotions, over a maximum of five years.

ii. Plan amendments and actuarial gains and losses for the period, over the employees' average remaining years of employment.

- Termination benefits:

  i. Initial transition liability and plan amendments, over a maximum of five years.

  ii. Salary increases due to promotions, over a maximum of one year.

  iii. Actuarial gains and losses, immediate recognition.

As of December 31, 2010, the average remaining years of employment for those employees entitled to benefits in the plan was approximately 12 years. PEMEX has incorporated the effect of its labor obligations into these condensed unaudited consolidated financial statements.

The plan for other post-retirement benefits includes medical services for retired personnel and their dependents, as well as benefits in cash for gas, gasoline and basic necessities.

(m) Cumulative effect of conversion

Represent the difference is converting to its foreign operations from functional currency to reporting currency

(n) Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, witch are based mainly on petroleum production, prices forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the *Ley del Impuesto Sobre la Renta* (Income Tax Law) or the *Ley del Impuesto Empresarial a Tasa Única* (Flat Rate Business Tax or "IETU").

(o) *Special Tax on Production and Services ("IEPS Tax")*

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

(p) Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX thus records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer receives the product at a PEMEX facility, sales revenues are recorded upon receipt of such product. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

(q) Comprehensive result

Comprehensive result represents the sum of net income (loss) for the period plus the accumulated currency translation effect, plus the effect of valuation of financial instruments designated as cash flow hedges and of items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions.

(r) Comprehensive financing result ("CFR")

The CFR includes interest income and expense, foreign exchange gains and losses, the valuation effects of financial instruments and minus any portion of the comprehensive financing result that is capitalized.

Transactions in foreign currencies are recorded at the exchange rate in effect on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Foreign exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in income for the year.

(s) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

4 Foreign currency exposure

As of June, 2011 and 2010, the condensed consolidated financial statements of PEMEX included monetary assets and liabilities in foreign currency as follows:

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010
(Figures stated in thousands of Mexican pesos, except as noted)

	Amounts in foreign currency (Thousands)				
	Assets	Liabilities	Net (liability)/asset Position	Period-end exchange rate	Amounts in pesos
As of June 30, 2011:					
U.S. dollars	11,085,624	(34,850,670)	(23,765,046)	11.8389	(Ps. 281,352,003)
Japanese yen	123,239	(165,033,948)	(164,910,709)	0.14591	(24,062,121)
Pounds sterling	8,377	(769,269)	(760,892)	18.9269	(14,401,294)
Euros	282,905	(3,947,806)	(3,664,901)	16.9876	(62,258,013)
Swiss Franc	516,531	(1,028,167)	(511,636)	14.2175	(7,274,188)
Canadian Dollars	79	(28)	(52)	12.0265	(623)
Total liability position, before foreign currency hedging					**(Ps. 389,346,996)**

	Amounts in foreign currency (Thousands)				
	Assets	Liabilities	Net (liability)/asset Position	Period-end exchange rate	Amounts in pesos
As of June 30, 2010:					
U.S. dollars	7,255,897	(31,018,118)	(23,762,221)	12,84410	(Ps. 305,204,337)
Japanese yen	0	(195,124,943)	(195,124,943)	0.14514	(28,320,434)
Pounds sterling	3,508	(769,340)	(765,832)	19.21606	(14,716,288)
Euros	16,652	(3,687,308)	(3,670,656)	15.72760	(57,730,610)
Swiss Franco	514,647	(1,025,751)	(511,104)	11.91150	(6,088,005)
Canadian dollars	79	(133)	(54)	12.09079	(649)
Total liability position, before foreign currency hedging					(Ps. 412,060,323)

5 Cash and cash equivalents:

As of June 30, 2011 and 2010, cash and cash equivalents were as follows:

	As of June 30, 2011	As of June 30, 2010
Cash in banks	Ps. 61,952,306	Ps. 81,223,913
Other highly liquid instruments	38,349,577	34,897,354
Total	Ps. 100,301,884	Ps. 116,121,267

(Figures stated in thousands of Mexican pesos, except as noted)

6 Accounts, notes receivable and other, net:

As of June 30, 2011 and 2010, the accounts, notes receivable and other, net were as follows:

	As of June 30, 2011	As of June 30, 2010
Trade-domestic	Ps. 54,303,620	Ps. 70,069,110
Trade-foreign	53,935,460	27,214,277
Other taxes payments in excess	735,734	1,307,959
Employees and officers	4,547,253	4,378,562
Advance payments of taxes	3,290,692	3,517,462
Other accounts receivable	53,048,571	53,272,500
Less:		
Allowance for doubtful accounts	(1,514,847)	(1,352,543)
Total	Ps. 168,346,483	Ps. 158,407,327

7 Inventories:

As of June 30, 2011 and 2010, inventories were as follows:

	As of June 30, 2011	As of June 30, 2010
Crude oil, refined products, derivatives and petrochemical products	Ps. 40,496,757	Ps. 28,856,806
Materials and supplies in stock	4,896,057	5,145,188
Materials and products in transit	177,188	155,486
Less:		
Allowance for slow-moving and obsolete inventory	(729,403)	(1,154,919)
Total	Ps. 44,840,599	Ps. 33,002,560

8 Wells, pipelines, property, plant and equipment

As of June 30, 2011 and 2010, the balances of wells, pipelines, property, plant and equipment, net of accumulated depreciation and amortization, were as follows:

(Figures stated in thousands of Mexican pesos, except as noted)

	As of June 30, 2011	As of June 30, 2010
Plants	Ps. 452,964,643	Ps. 433,473,186
Drilling equipment	26,079,661	25,538,433
Pipelines	323,400,171	311,314,239
Wells	817,210,688	734,399,180
Buildings	58,591,750	55,731,128
Offshore platforms	210,102,944	196,217,879
Furniture and equipment	45,266,950	42,963,809
Transportation equipment	14,899,128	15,127,864
	1,948,515,935	1,814,765,718
Less:		
Accumulated depreciation and amortization	1,036,727,340	958,508,022
Net value	911,788,594	856,257,696
Land	41,299,894	39,871,996
Construction in progress	116,348,717	114,693,490
Fixed assets to be disposed of	1,120,143	1,196,039
Total	Ps.1,070,557,349	Ps.1,012,019,221

The depreciation of fixed assets and amortization of wells for the six month periods ended June 30, 2011 and 2010 recognized in cost and operating expenses was Ps. 46,942,300 and Ps. 45,770,800 respectively.

9 Debt

In the period from January 1 to June 30, 2011, the significant financing activities of Petróleos Mexicanos were as follows:

- On February 24, 2011, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 3,750,000 at a floating rate; the loan matures in September 2011.

- On March 15, 2011; Petróleos Mexicanos issued, in the Mexican market, Ps. 10,000,000 of publicly traded notes at a floating rate, which mature in 2016. These notes were issued under Petróleos Mexicanos' Ps. 140,000,000 Notes Program.

- On June 2, 2011, Petróleos Mexicanos issued bonds in an amount of U.S.$ 1,250,000 at a rate of 6.50% due 2041. These bonds were issued under Petróleos Mexicanos' Ps. 22,000,000 Medium-Term Notes Program, Series C.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010 (Figures stated in thousands of Mexican pesos, except as noted)

10 Comprehensive income (loss)

The Comprehensive income (loss) as of and for the three month period June 30, 2011 and as 2010 is set forth below:

	June 30, 2011	June, 30 2010
Net income (loss) for the six-month period	Ps. 13,307,656	Ps. 18,661,998
Derivative financial instruments	(89,977)	(254,239)
Conversion effect	(1,566,602)	2,124,020
Comprehensive income (loss) as of the end of the period	Ps. 11,651,077	Ps. (16,792,217)

11 Commitments

PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, PEMEX entered into an additional contract with the purpose of supplying nitrogen to the Ku-Maloob-Zaap complex, and extending the original contract until 2027. As of June 30, 2011 and 2010, the value of the nitrogen to be supplied during the term of the contracts was approximately Ps. 12,988,078 and Ps. 15,596,595, respectively. In the event of rescission of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor's nitrogen production plant under the terms of the contract.

The estimated future payments are as follows:

	As of June 30, 2011
2011	Ps. 1,010,497
2012	1,841,243
2013	1,247,480
2014	1,262,902
2015	1,281,664
Over 5 years	6,344,292
Total	Ps. 12,988,078

PEMEX has a contract for the supply of nitrogen to maintain pressure in the Jujo-Tecominoacán field in the Southern Region; this contract expires in 2017.

(Figures stated in thousands of Mexican pesos, except as noted)

As of June 30, 2011 and 2010, the estimated value of the nitrogen to be supplied during the remaining term of the contract amounts to Ps. 1,189,079 and Ps. 1,991,762, respectively.

In the event of early termination of the contract, PEMEX will be bound to pay only for services received and certain non-recoverable expenditures under the terms specified in the contract.

The estimated future payments under this contract are as follows:

		As of June 30, 2011
2011 remaining quarters	Ps.	246,462
2012		479,188
2013		93,215
2014		93,215
2015		93,215
2016 to 2017		183,784
Total	Ps.	1,189,079

As of June 30, 2011, PEMEX entered into Financed Public Work Contracts ("FPWCs") at different times until 2024, for a total contracted amount of U.S.$ 5,235,490.

At June 30, 2011 and 2010, PEMEX had contracts with various contractors for an estimated amount of Ps. 309,770,983 and Ps. 371,641,055, respectively, for the development of various infrastructure works.

12 Contingencies

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Other than as described in this note, there are no pending lawsuits to which PEMEX is a party in which it anticipates a significant contrary decision, and for which it has accrued related reserves.

(a) PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental

(Figures stated in thousands of Mexican pesos, except as noted)

damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of June 30, 2011 and 2010 the reserve for environmental remediation expenses totaled Ps. 5,369,270 and Ps. 5,781,753, respectively. This reserve is included in the reserve for sundry creditors and others as a long-term liability in the balance sheet

Pemex is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The result of these proceedings is uncertain as of this date. As of June 30, 2011, PEMEX had accrued a reserve of Ps. 8,254,343 for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

In September 2001, Conproca, S.A. de C.V. ("CONPROCA"), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA (of which Pemex-Refining was notified on December 22, 2008), without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009, the parties submitted briefs and evidence in support of the respective amounts of their claimed liability. CONPROCA is seeking a total amount of U.S. $424,890 and Petróleos Mexicanos and Pemex-Refining are seeking U.S. $116,025. From August 16 to 26, 2010 the hearing to determine the amounts due to each party was held. On October 18, 2010 the Court's experts filed a report and on November 3, 2010, the parties filed their observations to that report. On November 8 and November 9, 2010, the parties cross-examined the Court's experts with respect to such report. On February 15, 2011, the parties submitted briefs with their final arguments. The enumeration of costs was submitted to the Court on March 15, 2011. As of this date, a final award from the Court is still pending.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. ("USISA") filed a claim (No. 202/2003) before the *Juzgado Tercero de Distrito en Materia Civil* (Third Civil District Court) in the Federal District against Pemex-Refining, seeking to nullify a fixed-price work contract with a predetermined length, whose object was the modernization of the cathodic protection system in certain Pemex-Refining pipelines, and seeking approximately Ps. 393,000 for, among other things, work performed and not paid for under a pipeline construction agreement, as well as damages and expenses related to the claim. A final judgment was issued against Pemex-Refining. Pemex-Refining and USISA both filed *amparos* (No. 204/2009 and No. 205/2009) against the resolution. Both *amparos* were joined (No. D. C. 03/2010 and No. D.C. 04/2010) in the *Décimo Tribunal Colegiado en Materia Civil* (Tenth Joint Civil Court). On May 26, 2010, a resolution was issued against Pemex-Refining's amparo and in favor of the

(Figures stated in thousands of Mexican pesos, except as noted)

plaintiff, ordering that the grievances filed by the plaintiff be analyzed. On July 13, 2010, the Second Unit Civil and Administrative Court of the First Circuit in the Federal District issued a judgment ordering Pemex-Refining to pay Ps. 83,301 plus the plaintiff's financial expenses. On August 30, 2010, Pemex-Refining and USISA filed *amparos* before the Tenth Joint Civil Court (No. 525/2010 and No. 532/2010). On January 12, 2011, both *amparos* were denied. On March 22, 2011, Pemex-Refining paid the principal portion of the judgment. However, as of this date, the related financial and unrecoverable costs are pending payment pursuant to the Court's judgment.

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. ("COMMISA") filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had rendered a decision, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293,645 and Ps. 34,459, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor plus interest and expenses related to the claim, as well as all amounts deemed fair and appropriate by the court. On November 2, 2010 a judgment was issued and Pemex-Exploration and Production was ordered to pay U.S. $355,564 plus interest (such amount already having been reduced by the amount owed to Pemex-Exploration and Production by COMMISA). On November 15, 2010, Pemex-Exploration and Production appealed the ruling and requested that execution of the ruling be postponed until the appeal is resolved. This request was granted, on the condition that Pemex-Exploration and Production deposits U.S. $395,009 in an account of the Court, equivalent to 111% of the amount of the judgment, to guarantee its compliance with the judgment. Such amount was deposited by Pemex-Exploration and Production in the Court's account on December 30, 2010, eliminating the risk of any attachment of assets ordered against Pemex-Exploration and Production in the United States. On March 29, 2011, Pemex-Exploration and Production filed an appeal, and COMMISA filed a response on June 3, 2011. Previously, Pemex-Exploration and Production had filed a motion before the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void. This request was denied on June 24, 2010. On October 27, 2010, an *amparo* against this resolution was also denied. On November 18, 2010, Pemex-Exploration and Production filed a motion to review this resolution. On March 4, 2011, the *Tribunal Colegiado* (Joint Court), which has been designated to review such motions, submitted the case to the *Suprema Corte de Justicia de la Nación* (Supreme Court of Justice of the Nation), which rejected the case, sending it back to the Joint Court on May 26, 2011. On June 24, 2011, the Joint Court received the file. As of this date, a resolution is still pending.

(Figures stated in thousands of Mexican pesos, except as noted)

On August 16, 2006, two separate *amparos* (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the *Juzgado Cuarto de Distrito en Materia Administrativa* (Fourth Administrative District Court) in the Federal District, alleging that the Regulatory Law was unconstitutional and that Pemex-Exploration and Production had violated each entity's constitutional rights by carrying out development, infrastructure and maintenance projects in non-associated gas fields under a public works contract. On June 16, 2010, Pemex-Exploration and Production filed a complaint asserting that the judge did not consider a prior resolution (No. 5605/03-17-04-6) issued by the *Cuarta Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa* (Fourth Regional Metropolitan Court of the Federal Fiscal and Administrative Court) stating that this type of gas is a hydrocarbon and, therefore, pursuant to the Political Constitution of the United Mexican States, it can only be exploited by Petróleos Mexicanos and the subsidiary entities. The complaint was denied. A constitutional hearing will be held on July 19, 2011.

On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the *Juzgado Decimocuarto de Distrito del Décimo Circuito* (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz in connection with a civil claim (No. 12/2007) filed by Leoba Rueda Nava for, among other things, civil liability and damages resulting from the contamination of land used to store oil waste caused by hydrocarbons and other toxic substances. On May 19, 2010, a final judgment was issued in favor of the plaintiff. Petróleos Mexicanos and Pemex-Refining were ordered to pay Ps. 995,136, plus interest, as well as expenses related to the claim. On May 26, 2010, the defendants filed an appeal against this judgment. The plaintiff also filed an appeal against this judgment. The plaintiff also filed a motion to have the appeal of Petróleos Mexicanos rejected, on the basis that the Judge had only agreed to hear the appeal of Pemex-Refining and had omitted the appeal of Petróleos Mexicanos. This motion was rejected, and Petróleos Mexicanos' right to appeal was affirmed. On June 14, 2011, the *Primer Tribunal Unitario del Décimo Circuito* (First Unit Court of the Tenth Circuit) overturned the judgment issued by the Fourteenth District Court, stating that the claim should not have been brought in civil court, and ordered the plaintiff to pay expenses related to this claim. On July 4, 2011, the plaintiff filed an *amparo* before the First Unit Court of the Tenth Circuit against this resolution. As of this date, a final resolution is still pending.

In February 2010, the *Servicio de Administración Tributaria* (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, value added tax and Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (No. 28733/10-17-03-7) before the *Tercera Sala Regional Metropolitana* (Third Regional Metropolitan Court) of the *Tribunal Federal de Justicia Fiscal y Administrativa*

(Figures stated in thousands of Mexican pesos, except as noted)

(Tax and Administrative Federal Court) challenging the assessment. On February 14, 2011, this claim was accepted before the Court. As of this date, the Tax Management Service has not filed a response to this claim.

In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim (No. 28733/10-17-03-7) before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On February 14, 2011, this claim was accepted before the Court. As of this date, the Tax Management Service has not filed a response to this claim.

On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the *Juzgado Séptimo de Distrito* (Seventh District Court) in Reynosa, Tamaulipas, in connection with a claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment facilities in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed a response arguing that the court lacked subject matter jurisdiction and territorial jurisdiction. In addition, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed an interlocutory appeal claiming that, while they had submitted to the jurisdiction of the Federal Courts in Mexico City under a related right of access agreement, the Seventh District Court lacked territorial jurisdiction to hear this claim. The Seventh District Court provisionally suspended the main claim while it considered this interlocutory appeal. Pursuant to an interlocutory resolution dated September 3, 2010, the Court denied this motion. The defendants filed an appeal against this resolution before the *Tercer Tribunal Unitario del Décimo Noveno Circuito* (Third Unit Court of the Nineteenth Circuit), which was granted in part, of which Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were notified on November 30, 2010 (No. 13/2010). Both parties filed *amparos* against this resolution in the *Segundo Tribunal Unitario* (Second Unit Court) in Matamoros, Tamaulipas, and on May 6, 2011, the Second Unit Court affirmed the ruling of the Seventh District Court. On May 26, 2011, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed a final amparo appealing the Second Unit Court's ruling. On May 27, 2011, the provisional suspension under this *amparo* was denied and, therefore, on the same day, the Seventh District Court lifted the suspension of the main claim, which proceeded to the evidentiary stage.

In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the *Juzgado Tercero de Distrito* (Third District Court) in Villahermosa, Tabasco, (No. 227/2010). Pemex-Exploration and Production was notified of this claim on March 14, 2011.

(Figures stated in thousands of Mexican pesos, except as noted)

The plaintiffs are seeking, among other things, the termination of a public works contract and damages totaling U.S. $193,713, due to non-payment by Pemex-Exploration and Production under the contract. As of this date, the trial is in the evidentiary stage.

In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. ("Impulsora") to establish a company called Mexicana de Lubricantes, S.A. de C.V. ("Mexicana de Lubricantes"), which manufactures, bottles and distributes automotive and industrial oils and lubricants. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

- On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the *Juzgado Quinto de Distrito en Materia Administrativa* (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional challenge to the *Ley Federal de Procedimiento Administrativo* (Federal Law of Administrative Procedure) and a resolution (Acuerdo No. PMREF-00-002) modifying the franchise agreement among Pemex-Refining and the service stations franchised by Pemex-Refining. This proceeding (currently 1085/2009 before the *Juzgado Tercero de Distrito en Materia Administrativa* (Third Administrative District Court) has been joined with a pending claim filed by Bardahl de México, S.A. de C.V. ("Bardahl"), a competitor in the lubricants market, in which Bardahl asserts that it is the owner of the "Mexlub" trademark and seeking to be permitted to sell its products in the service stations franchised by Pemex-Refining, thereby eliminating Mexicana de Lubricantes' exclusive right to sell its lubricants in these service stations. On May 11, 2011, the *amparo* filed by Impulsora and an *amparo* filed by Bardahl were both denied. Pemex-Refining was ordered to explain why it denied Bardahl the ability to sell its products in the service stations franchised by Pemex-Refining. On June 8, 2011, Pemex-Refining filed a motion for review of this resolution, which was admitted on June 16, 2011. As of this date, a final resolution is still pending.

- On December 20, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco, to compel Impulsora to convene a general shareholders' meeting to discuss Mexicana de Lubricantes' financial information, as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining, and Mexicana de Lubricantes was ordered to convene a general shareholders' meeting. As of this date, compliance with this final resolution is still pending.

- On June 7, 2006, Pemex-Refining filed a criminal complaint before the Procuraduría General de la República (Federal Attorney General's Office) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. The investigation is still underway. On July 17, 2009, Pemex-Refining filed an accounting report stating that certain

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010 (Figures stated in thousands of Mexican pesos, except as noted)

officers of Mexicana de Lubricantes had collected Ps. 25,800 in wages and salaries without the prior authorization of the board of directors of Mexicana de Lubricantes. In addition, Pemex-Refining claimed that it had suffered Ps. 360,900 in damages as a result of alleged fraud committed by the board of directors. The experts of the Federal Attorney General's Office determined that Pemex-Refining was entitled to Ps. 12,600 for unauthorized wages and salaries and Ps. 176,800 for damages, corresponding to the percentage of shares of Mexicana de Lubricantes held by Pemex-Refining. The Federal Attorney General's Office requested a copy of the income tax returns filed by Mexicana de Lubricantes from the Tax Management Service and a representative of Mexicana de Lubricantes. As of this date, a final resolution is still pending.

- On February 2, 2007, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the *Juzgado Primero de Distrito en Materia Civil* (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic oils supply contract; and (iii) a contract for the manufacture of oils and lubricants for Petróleos Mexicanos and the subsidiary entities. On March 16, 2010, a judgment was issued in favor of Pemex-Refining. Mexicana de Lubricantes and Pemex-Refining each filed an appeal against this resolution before the *Primer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito* (First Unit Civil and Administrative Court of the First Circuit). The First Unit Civil and Administrative Court of the First Circuit issued a resolution in favor of Pemex-Refining. Mexicana de Lubricantes filed an amparo against this resolution (No. 667/2010) before the *Noveno Tribunal Colegiado en Materia Civil del Primer Circuito* (Ninth Civil Joint Court of the First Circuit), which was granted. In connection with that ruling, on February 16, 2011, the Ninth Civil Joint Court of the First Circuit overturned the original judgment against Mexicana de Lubricantes. Both Pemex-Refining and Mexicana de Lubricantes filed *amparos* (No. D.C. 200/2011 and No. D.C. 201/2011). Mexicana de Lubricantes' *amparo* was granted, and the Court issued a new resolution in its favor. In response, in March 2011, Pemex-Refining filed an *amparo* which was denied by the Ninth Civil Joint Court on June 30, 2011. Therefore, on July 11, 2011 the First Unit Civil and Administrative Court issued a resolution against Pemex-Refining. A final resolution is still pending.

- On November 3, 1997, the *Comisión Federal de Competencia* (Federal Competition Commission) initiated an investigation into Pemex-Refining's business practices in connection with an exclusivity clause included in its license and trademark contracts executed with service stations franchised by Pemex-Refining, which provided that those service stations could only sell oils and lubricants bearing PEMEX or Mexicana de Lubricantes trademarks. On July 10, 2003, the Federal Competition Commission issued a resolution (No. IO-62-97) prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to that

(Figures stated in thousands of Mexican pesos, except as noted)

exclusivity clause, requiring amendment of the related contracts within a period of six months to remove the clause and imposing a fine of 1,500 daily minimum wage units per day until such contracts were brought into compliance. However, this six-month deadline was suspended due to an objection filed by Impulsora. On January 23, 2008, the Federal Competition Commission notified Pemex-Refining that it would require compliance with the resolution described above. On February 12, 2008, Pemex-Refining filed a response stating that it would be unable to comply with the resolution due to a definitive suspension granted to Bardahl in a related amparo (No. 373/2006), which is currently joined with *amparo* (No. 1519/2005), as well as the objection filed by Impulsora mentioned above. On October 20, 2009, Pemex-Refining filed an amparo (No. 1691/2009) and a provisional suspension was granted. A hearing was held on November 25, 2010, and on February 17, 2011, Pemex-Refining's amparo was granted and a definitive suspension was issued, thereby requiring the Federal Competition Commission to issue a new resolution based on the existing evidence. The Federal Competition Commission filed a motion to review this ruling before the *Tribunal Colegiado en Materia Administrativa* (Joint Administrative Court). A final resolution is still pending.

- On May 2, 2007, Bardahl filed a commercial claim (No. 95/2007) against Mexicana de Lubricantes and Pemex-Refining before the *Juzgado Quinto de Distrito en Materia Civil del Tercer Circuito* (Fifth Civil District Court of the Third Circuit) in Guadalajara, Jalisco, seeking that a trademark license agreement between Pemex-Refining and Mexicana de Lubricantes dated January 19, 1993 and its amendments be declared invalid because of an exclusivity clause that prevents the sale of Bardahl's products in the service stations franchised by Pemex-Refining, as well as related damages. The independent expert determined that Bardahl's damages totaled Ps. 6,210,692. On June 20, 2011, the Judge opened the pleadings stage. However, Pemex-Refining filed an appeal against this resolution and requested that an experts' meeting be held so the parties can question the experts' conclusions. The appeal was admitted on June 30, 2011. As of this date, a final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

13 Business segment information

PEMEX conducts a variety of business activities, including the exploration and production of crude oil and natural gas as well as the processing and distribution of refined and petrochemical products. The principal business segment information, without considering eliminations for consolidation, is as follows:

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010
(Figures stated in thousands of Mexican pesos, except as noted)

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment eliminations	Consolidated balance
As of June 30, 2011 and for the six-month period then ended							
Trade sales.....	Ps. -	Ps.296,654,784	Ps. 63,610,349	Ps .15,201,342	Ps. 367,769,042	Ps. -	743,235,517
Intersegment sales.....	601,607,500	38,357,426	38,813,505	7,639,928	216,520,923	(902,939,282)	-
Services income................	-	1,722,764	-	-	1,513,796	(461,915)	2,774,645
Sales cost	111,582,914	440,246,245	97,834,312	22,742,396	557,476,402	(880,135,854)	349,746,413
Gross income (loss)	490,024,586	(103,511,271)	4,589,542	98,874	28,327,361	(23,265,343)	396,263,749
Operating income (loss)	474,723,917	(127,202,658)	(1,023,995)	(5,297,258)	6,830,715	70,330	348,101,051
Net income (loss)	60,470,688	(54,640,355)	1,401,434	(5,462,374)	17,928,202	(6,389,939)	13,307,656
Interest loss	(21,562,714)	(9,151,402)	(4,078,265)	(422,578)	(45,404048)	59,259,357	(21,359,649)
Interest gain	17,339,570	234,653	6,067,432	8,514	52,845,285	(59,350,650)	17,144,804
Exchange gain (loss)	5,906,122	1,455,147	152,965	8,448	2,100,735	-	9,623,417
Depreciation and amortization........	39,912,805	4,497,227	1,639,035	593,393	299,821	-	46,942,281
Cost of employee benefits...............	19,476,779	18,534,341	4,249,681	4,922,083	10,522,356	-	57,705,240
Taxes and duties	412,559,067	-	553,694	6,122	5,414,249	-	418,533,132
Total assets.	1,580,825,314	596,922,965	144,075,483	109,088,214	1,895,850,677	(2,924,863,570)	1,401,899,083
Current assets................	780,678,038	391,677,187	100,158,647	90,257,751	959,652,756	(2,008,935,413)	313,488,966
Investments in shares and securities............	754,268	157,094	2,011,249	-	398,403,321	(390,407,019)	10,918,913
Fixed assets................	796,618,861	204,679,069	41,701,018	17,921,551	9,636,850	-	1,070,557,349
Acquisitions of fixed assets................	52,253,300	7,677,500	920,900	785,500	105,500	-	61,742,700
Current liabilities............	441,250,643	395,367,068	26,321,580	21,217,916	1,321,961,591	(2,000,279,110)	205,839,688
Reserve for employee benefits	239,277,250	235,561,777	58,273,431	64,708,757	95,118,376	-	692,939,591
Total liabilities...........	1,236,611,478	665,737,206	92,622,801	86,445,774	1,957,577,577	(2,535,002,935)	1,503,991,901
Equity................	344,213,835	(68,814,241)	51,452,682	22,642,440	(61,726,899)	(389,860,635)	(102,092,818)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010
(Figures stated in thousands of Mexican pesos, except as noted)

As of June 30, 2010 and for the six-month period then ended							
Trade sales.....	Ps. -	Ps. 259,437,875	Ps. 64,061,125	Ps .12,869,031	Ps. 282,369,673	Ps. -	Ps. 618,737,704
Intersegment sales.....	486,423,881	33,044,454	38,066,811	8,355,365	163,878,425	(729,768,936)	-
Services income................	-	1,749,333	-	-	1,451,693	(489,936)	2,711,090
Sales cost	108,706,514	352,432,434	96,127,070	21,694,845	421,782,460	(706,373,500)	294,369,823
Gross income (loss)	377,717,367	(58,200,771)	6,000,866	(470,449)	25,917,331	(23,885,372)	327,078,972
Operating income (loss)	361,420,655	(82,056,061)	546,217	(5,632,359)	5,407,641	(1,911,662)	277,774,431
Other income net	1,020,336	44,376,478	483,303	(1,655,362)	(50,664)	1,908,226	46,082,317
Net income (loss)	26,791,356	(45,391,897)	1,887,616	(7,643,291)	(16,984,806)	22,679,025	(18,661,997)
Comprehensive financing result................	12,857,239,	5,507,009	(1,369,027)	206,832	(715,523)	-	(16,486,530)
Interest loss	(28,670,379)	(6,490,441)	(3,4551,688)	(213,262)	(67,612,635)	56,219,628	(50,218,777)
Interest gain	2,639,807	163,970	4,563,453	11,970	68,450,070	(56,219,628)	19,609,643
Exchange gain (loss)	13,173,334	819,462	257,261	(5,541)	(121,912)	-	14,122,604
Depreciation and amortization........	38,723,107	4,399,463	1,763,071	565,521	319,651	-	45,770,813
Cost of employee benefits...............	19,807,999	20,016,050	4,067,891	5,506,990	9,426,710	-	58,825,640
Taxes and duties	322,845,673	2,205,305	510,931	148,738	435,565	-	326,146,212
Total assets.	1,456,660,175	523,124,468	138,532,004	90,372,597	1,758,580,966	(2,632,079,306)	1,335,190,904
Current assets................	696,950,923	334,720,287	95,220,794	72,089,113	873,220,380	(1,764,670,342)	307,531,155
Investments in shares and securities............	663,308,	157,094	1,756,018	-	370,132,911	(362,685,190)	10,024,141
Fixed assets................	756,611,234	187,710,284	41,309,054	17,120,789	9,267,860	-	1,012,019,221
Acquisitions of fixed assets................	85,524,000	5,368,861	1,067,700	735,727	164,956	-	92,861,244
Current liabilities............	433,766,008	302,296,471	29,764,757	14,793,979	1,200,185,817	(1,753,319,513)	227,487,519
Reserve for employee benefits	211,784,189	208,805,370	52,199,613	57,748,134	83,433,478	-	613,970,784
Total liabilities...........	1,171,355,929	549,137,537	89,793,722	73,400,927	1,804,399,962	(2,269,393,030)	1,418,695,047
Equity.................	285,304,246	(26,013,069)	48,738,282	16,971,671	(45,818,996)	(362,686,277)	(83,504,143)

For some of the above items to match the individual balances, individual figures and those used for consolidation purposes, must be reconciled as shown below:

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010 (Figures stated in thousands of Mexican pesos, except as noted)

June 2011	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
Revenues:					
Individual	601,607,499	337,068,174	102,484,629	22,841,270	587,052,906
Unrealized sales intersegment elimination	-	(333,201)	(60,775)	-	(1,249,145)
Consolidated	601,607,499	336,734,973	102,423,854	22,841,270	585,803,761
Net Results:					
Individual	61,669,538	(35,492,674)	2,454,345	(4,688,995)	40,686,252
Unrealized sales intersegment elimination	-	(333,201)	(60,775)	-	(1,249,145)
Unrealized gain elimination for valuing inventories at production cost	-	(18,814,479)	(992,135)	(773,380)	663,916
Elimination of capitalized refined products	(1,260,819)	-	-	-	-
Elimination of equity method	2,478	-	-	-	(22,172,821)
Elimination of the depreciation of capitalized interest	59,491	-	-	-	-
Consolidated	60,470,688	(54,640,355)	1,401,434	(5,462,374)	17,928,202
Total assets:					
Individual	1,584,879,717	656,082,309	146,257,169	111,355,408	1,921,526,035
Unrealized sales intersegment elimination	-	(333,201)	(60,775)	-	(2,498,290)
Unrealized gain elimination for valuing inventories at production cost	-	(58,826,143)	(2,120,911)	(2,267,194)	(1,004,247)
Elimination of capitalized refined products	(1,260,819)	-	-	-	-
Elimination of equity method	2,478	-	-	-	(22,172,821)
Elimination of the depreciation of capitalized interest	(2,796,062)	-	-	-	-
Consolidated	1,580,825,314	596,922,965	144,075,483	109,088,214	1,895,850,677
Total liabilities:					
Individual	1,236,611,478	665,737,206	92,622,801	86,445,774	1,960,236,685
Unrealized sales intersegment elimination	-	-	-	-	(1,249,145)
Unrealized gain elimination for valuing inventories at production cost	-	-	-	-	(1,409,962)
Consolidated	1,236,611,478	665,737,206	92,622,801	86,445,774	1,957,577,578

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010 (Figures stated in thousands of Mexican pesos, except as noted)

June 2010	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
Revenues:					
Individual	485,720,282	294,231,663	102,127,936	21,224,396	446,375,884
Unrealized sales intersegment elimination	703,599	-	-	-	1,323,907
Consolidated	486,423,881	294,231,663	102,127,936	21,224,396	447,699,791
Net results:					
Individual	26,187,407	(43,749,748)	1,804,431	(7,523,618)	1,524,063
Unrealized sales intersegment elimination	703,599	-	-	-	1,323,907
Unrealized gain elimination for valuing inventories at production cost	-	(1,642,149)	83,184	(119,673)	1,599,767
Elimination of equity method	-	-	-	-	(21,432,543)
Elimination of depreciation of capitalized interest	(99,650)	-	-	-	
Consolidated	26,791,356	(45,391,897)	1,887,616	(7,643,291)	(16,984,806)
Total assets:					
Individual	1,454,861,815	568,672,207	140,191,038	91,880,060	1,778,038,257
Unrealized sales intersegment elimination	1,743,030	(2,074,784)	(378,951)	(20,044)	603,977

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010 (Figures stated in thousands of Mexican pesos, except as noted)

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
Unrealized gain elimination for valuing inventories at production cost	55,330	(43,472,955)	(1,280,084)	(1,487,418)	1,371,276
Elimination of equity method	-	-	-	-	(21,432,543)
Consolidated	1,456,660,175	523,124,468	138,532,004	90,372,597	1,758,580,966
Total liabilities:					
Individual	1,171,355,929	549,137,537	89,793,722	73,400,927	1,806,779,632
Unrealized sales intersegment elimination	-	-	-	-	(3,083,268)
Unrealized gain elimination for valuing inventories at production cost	-	-	-	-	703,599
Consolidated	1,171,355,929	549,137,537	89,793,722	73,400,927	1,804,399,962

14 Subsequent event

On July 25, 2011, the exchange rate was Ps. 11.6393 per dollar, which represents a 1.7% depreciation in dollar terms as compared to the June 30, 2011 exchange rate which was Ps. 11.8389. The price of crude oil mix was U.S. $107.49 per barrel, an increase of 7.9% in comparison with price as of June 30, 2011, of U.S. $99.60 per barrel.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
Integrated Trade System, Inc.	Trading services in the international market	8,860	100.00
Kot Insurance Company, AG.	Reinsurance company	7,000,000	100.00
P.M.I. Comercio Internacional, S.A de C.V	International crude oil trader	2,214,241	98.33
P.M.I. Holdings, B.V.	Holding	40	100.00
P.M.I. Holdings Petroleos España, S.L.	Holding	6,200	100.00
P.M.I. Trading, Ltd.	International petroleum products trader	4,900	48.51
P.M.I. Marine, Ltd.	Crude oil trader	230,275	100.00
Mex-Gas Internacional, Ltd.	Gas trader	1,000	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
Deer Park Refining Ltd.	Refining company	1	0.00	0	6,160,796
Mexicana de Lubricantes, S.A. de C.V.	Lubricants trader	17,879,561	46.85	178,796	157,094
Gasoductos de Chihuahua, S. de R.L. de C.V	Gas transportation	393,049,321	50.00	393,579	2,604,994
Instalaciones Inmobilidarias para Industrias, S.A	Holding	62,167,264	100.00	62,167	1,429,756
Cia. Mexicana de Exploraciones, S.A. de C.V	Onshore and offshore exploration	25,333,847	60.00	8,152	701,661
Pan American Suphur, Ltd.	Sulphur storage and distribution	1,500	100.00	5,271	42,113
Pasco International, Ltd.	Sulphuric acid storage	10,000	100.00	31,007	35,812
Otras inversiones		1	0.00	0	634,381
Estimación de Fluctuación en Inversiones		1	0.00	0	-847,694
TOTAL INVESTMENT IN ASSOCIATES				678,972	10,918,913
OTHER PERMANENT INVESTMENTS					0
TOTAL					10,918,913

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

NOTES

THE HOLDING PERCENTAGE AMOUNTS THAT ARE SHOWN IN ZERO, ARE DUE TO THE FACT THAT THE SYSTEM AUTOMATICALLY PUTS A ZERO WHERE THERE IS NO DATA INCORPORATED.
NO DATA IS SHOWN IN OTHER INVESTMENTS RELATED TO HOLDING PERCENTAGE, SINCE THEY CORRESPOND TO VARIOUS OTHER INVESTMENTS IN SHARES WITH DIFFERENT PARTICIPATION PERCENTAGES. UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN ONLY FOR VALIDATING PURPOSES, SINCE THERE ARE NO SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE C (1) (7)	NOT	26/06/2003	30/06/2018	5.44							118,389	118,389	236,778	236,778	236,778	710,334
SECURED																
A/S EXPORTFINANS (1) (7)	YES	15/10/2001	31/03/2014	3.40							104,779	77,456	122,307	57,484	0	0
ABN AMRO BANK, N.V. (1) (7)	YES	23/12/2002	31/03/2014	4.50							105,110	105,110	210,221	210,221	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	30/11/2006	15/12/2015	0.39							174,101	174,101	348,203	348,203	348,203	174,101
ABN AMRO BANK, N.V. (1) (8)	YES	03/01/2003	01/10/2012	0.46							11,290	11,290	11,290	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	01/03/2003	01/06/2012	0.40							99,056	99,056	0	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	27/08/2002	27/08/2012	0.46							4,480	4,480	4,480	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	19/12/2007	26/06/2017	0.40							139,281	139,281	278,562	278,562	278,562	557,125
ABN AMRO BANK, N.V. (1) (8)	YES	03/11/2005	25/06/2015	0.40							208,922	208,922	417,844	417,844	417,844	0
ABN AMRO BANK, N.V. (1) (8)	YES	11/05/2001	20/12/2012	0.40							177,584	177,584	177,584	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	13/07/2004	16/06/2014	0.39							208,922	208,922	417,844	48,748	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	30/09/2002	16/12/2013	0.39							177,584	177,584	220,085	42,502	0	0
BANCO BILBAO VIZCAY (1) (8)	YES	28/12/2010	30/12/2020	0.40							80,814	80,814	161,629	161,629	161,629	888,958
BANCO SANTANDER S.A (1) (8)	YES	28/02/2007	16/06/2014	0.39							84,564	84,564	169,127	169,127	0	0
BNP PARIBAS (1) (8)	YES	10/12/2010	21/12/2020	0.39							236,778	236,778	473,556	473,556	473,556	-2,604,558
HSBC BANK PLC (1) (8)	YES	03/07/2003	20/03/2014	0.46							28,211	28,211	56,422	56,422	0	0
HSBC BANK PLC (1) (8)	YES	25/06/2001	20/06/2013	0.40							76,953	76,953	153,906	0	0	0
HSBC BANK PLC (1) (8)	YES	10/08/2004	16/12/2013	0.39							139,281	139,281	278,562	59,195	0	0
HSBC BANK PLC (1) (8)	YES	14/03/2003	10/12/2013	0.40							118,389	118,389	182,201	63,812	0	0
BNP PARIBAS (1) (8)	YES	30/11/2006	25/06/2015	0.40							243,742	243,742	487,484	487,484	487,484	0
BNP PARIBAS (1) (8)	YES	03/11/2005	26/01/2015	0.45							278,562	278,562	557,125	557,125	557,125	0
BNP PARIBAS (1) (8)	YES	30/06/2008	20/06/2017	0.40							278,562	278,562	557,125	557,125	557,125	1,114,249
BNP PARIBAS (1) (8)	YES	10/12/2010	21/12/2020	0.40							118,389	118,389	236,778	236,778	236,778	1,302,279
BNP PARIBAS (1) (8)	YES	14/08/2008	20/06/2017	0.40							139,281	139,281	278,562	278,562	278,562	557,125
BNP PARIBAS (1) (8)	YES	16/05/2003	17/03/2014	0.46							236,778	236,778	473,556	473,556	0	0
BNP PARIBAS (1) (8)	YES	07/03/2005	05/06/2014	0.40							278,562	278,562	557,125	557,125	0	0
CREDIT AGRICOLE CIB (1) (8)	YES	30/11/2006	27/02/2017	0.53							19,576	19,576	39,153	39,153	39,153	78,305
CITIBANK INTERNATIO (1) (8)	YES	30/11/2010	24/06/2019	0.46							287,054	287,054	574,108	574,108	574,108	2,296,434
DEUTSCHE BANK, S.A. (1) (8)	YES	08/11/2002	16/12/2013	0.39							11,375	11,375	22,750	11,375	0	0
DRESDNER BANK AG (1) (8)	YES	01/03/2003	01/06/2012	0.40							141,585	121,618	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	09/02/1999	15/04/2013	0.44							1,683	1,627	3,253	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	0.44							118,389	118,389	236,778	207,181	147,986	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
EXPORT DEVELOPMENT (1) (8)	YES	09/07/2010	09/11/2020	0.42							295,973	295,973	591,945	591,945	591,945	3,255,698
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							355,167	355,167	710,334	710,334	710,334	3,196,503
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							177,584	177,583	355,167	355,167	355,167	1,598,252
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							88,792	88,792	177,583	177,583	177,583	799,126
HSBC BANK PLC (1) (7)	YES	08/05/2008	30/03/2017	3.48							71,500	71,500	142,999	142,999	142,999	285,998
HSBC BANK PLC (1) (7)	YES	26/11/1999	26/09/2011	5.66							26,829	0	0	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	5.45							10,116	10,116	20,232	20,232	20,232	15,913
HSBC BANK PLC (1) (8)	YES	19/10/1998	17/04/2014	0.44							11,335	11,335	22,670	22,670	0	0
HSBC BANK PLC (1) (8)	YES	09/12/2005	06/11/2013	0.44							21,155	21,155	42,310	21,155	0	0
HSBC BANK PLC (1) (8)	YES	03/04/2007	04/11/2015	0.42							35,728	35,728	71,456	71,456	47,220	11,492
HSBC BANK PLC (1) (8)	YES	22/12/2008	02/07/2015	0.46							74,697	74,697	149,395	149,395	149,395	74,697
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	0.43							35,327	35,327	70,655	70,655	70,655	141,309
HSBC BANK PLC (1) (8)	YES	18/01/2007	30/01/2015	0.45							5,925	5,925	11,849	11,849	11,849	0
HSBC BANK PLC (1) (8)	YES	07/06/2006	29/11/2013	0.40							20,680	20,680	41,359	20,680	0	0
HSBC BANK PLC (1) (8)	YES	24/06/2005	29/05/2014	0.40							1,174	1,174	2,349	2,349	0	0
HSBC BANK PLC (1) (8)	YES	05/04/2006	29/12/2014	0.40							9,925	9,925	19,850	19,850	9,925	0
HSBC BANK PLC (1) (8)	YES	29/06/2005	29/04/2013	0.43							17,383	17,383	34,766	0	0	0
HSBC BANK PLC (1) (8)	YES	18/02/2005	27/10/2013	0.43							3,889	3,889	7,778	3,889	0	0
HSBC BANK PLC (1) (8)	YES	04/04/2006	24/11/2014	0.43							11,493	11,493	22,987	22,987	11,493	0
HSBC BANK PLC (1) (8)	YES	22/04/1998	22/07/2019	0.45							35,313	35,313	70,627	70,627	70,627	317,820
HSBC BANK PLC (1) (8)	YES	02/04/2007	31/07/2015	0.45							41,989	41,989	83,979	83,979	83,979	41,989
HSBC BANK PLC (1) (8)	YES	30/11/2004	31/07/2013	0.45							27,029	27,029	54,059	27,029	0	0
HSBC BANK PLC (1) (8)	YES	22/01/2007	30/11/2015	0.40							2,058	2,058	4,117	4,117	4,117	2,058
HSBC BANK PLC (1) (8)	YES	23/09/2005	30/05/2014	0.40							5,040	5,040	10,080	10,080	0	0
HSBC BANK PLC (1) (8)	YES	01/04/2010	30/03/2020	0.46							79,633	79,633	159,267	159,267	159,267	796,333
HSBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2015	0.46							22,438	22,438	44,876	26,760	8,644	4,322
HSBC BANK PLC (1) (8)	YES	25/08/2004	20/11/2013	0.43							6,202	6,202	12,404	2,555	0	0
HSBC BANK PLC (1) (8)	YES	19/08/2005	16/09/2014	0.46							16,789	16,789	33,578	33,578	16,789	0
HSBC BANK PLC (1) (8)	YES	30/06/2009	15/04/2020	0.44							62,455	62,455	124,909	124,909	124,909	624,546
HSBC BANK PLC (1) (8)	YES	20/09/2004	14/02/2014	0.46							20,096	20,096	40,191	40,191	0	0
HSBC BANK PLC (1) (8)	YES	05/06/2006	12/07/2011	0.46							15,616	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	23/11/2004	11/01/2013	0.46							31,096	31,096	62,192	0	0	0
HSBC BANK PLC (1) (8)	YES	14/05/2003	06/10/2014	0.45							62,792	62,792	120,252	91,693	34,233	0
ING CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	0.44							69,641	69,641	139,281	139,281	139,281	278,562
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	0.40							104,461	104,461	208,922	208,922	208,922	208,922

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2011**

BREAKDOWN OF CREDITS

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
J.P. MORGAN CHASE B (1) (8)	YES	09/12/2010	21/12/2020	0.39							118,389	118,389	236,778	236,778	236,778	1,302,279
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	0.40							118,389	118,389	236,778	236,778	236,778	1,065,501
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	0.40							59,195	59,194	118,389	118,389	118,389	532,751
J.P. MORGAN CHASE B (1) (8)	YES	10/09/2008	20/06/2017	0.40							104,461	104,461	208,922	208,922	208,922	417,844
J.P. MORGAN CHASE B (1) (8)	YES	03/02/2000	06/03/2012	0.46							25,647	25,647	0	0	0	0
JAPAN BANK FOR INTE (1) (7)	YES	30/09/2005	29/06/2015	4.36							28,567	28,567	57,134	57,134	30,672	0
JAPAN BANK FOR INTE (3) (7)	YES	10/03/2004	08/03/2017	1.53							425,933	425,933	851,867	851,867	851,867	1,703,719
KREDITANSTALT FUR W (1) (8)	YES	26/09/2001	29/12/2012	0.43							53,843	115,417	84,630	0	0	0
MEDIOCREDITO CENTRA (1) (8)	YES	09/10/2001	30/04/2012	0.44							28,014	28,014	0	0	0	0
MIZUHO CORPORATE BA (1) (8)	YES	04/03/2010	24/03/2020	0.46							0	417,854	835,708	835,708	835,708	4,178,340
MIZUHO CORPORATE BA (1) (8)	YES	14/12/2006	14/12/2018	0.40							443,959	443,959	887,918	887,918	887,918	3,107,711
NACIONAL FINANCIERA (3) (7)	NOT	07/11/1990	20/11/2015	2.91							235,138	235,138	470,277	470,277	470,277	235,138
NATIXIS (2) (7)	YES	22/02/1984	30/06/2016	2.00							450	450	899	899	44	44
SOCIETE GENERALE - (1) (8)	YES	09/12/2010	21/12/2020	0.40							118,389	118,389	236,778	236,778	236,778	1,302,279
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77							146,514	146,514	293,028	293,028	293,028	586,055
SOCIETE GENERALE (1) (8)	YES	31/03/1989	01/08/2011	0.45							56,211	0	0	0	0	0
SOCIETE GENERALE (1) (8)	YES	31/07/2006	31/07/2012	0.45							17,739	17,739	8,654	0	0	0
SOCIETE GENERALE (1) (8)	YES	03/02/2006	16/02/2017	0.58							102,287	102,287	204,574	204,574	204,574	409,147
SOCIETE GENERALE PA (1) (8)	YES	30/11/2005	14/02/2017	0.46							42,599	42,599	85,199	85,199	85,199	170,397
STANDARD CHARTERED (1) (8)	YES	06/07/2004	27/01/2014	0.45							139,281	139,281	278,562	278,562	0	0
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	0.46							208,922	208,922	417,844	417,844	417,844	208,922
STANDARD CHARTERED (1) (8)	YES	06/10/2005	20/01/2015	0.45							208,922	208,922	417,844	417,844	417,844	0
STANDARD CHARTERED (1) (8)	YES	10/02/2003	20/12/2013	0.40							118,389	118,389	184,864	66,475	0	0
THE BANK OF TOKYO, (1) (8)	YES	14/03/2003	14/03/2013	0.46							263,087	263,087	526,173	0	0	0
THE BANK OF TOKYO, (1) (8)	YES	10/12/2004	10/12/2014	0.40							118,389	118,389	769,529	828,723	414,362	0
EXIM BANK OF KOREA (1)(7)	YES	07/12/2005	13/02/2017	4.77							50,156	50,156	100,312	100,312	100,312	200,624
EXIM BANK OF KOREA (1)(7)	YES	01/03/2003	01/06/2012	6.64							118,389	118,389	0	0	0	0
INT DEV NO PAG	NOT		31/12/2011	0.00							219,482	0	0	0	0	0
COMMERCIAL BANKS																
NACIONAL FINANCIERA (6) (11)	NOT APPLIED	11/08/2009	17/07/2014	4.85	666,667	666,666	1,333,333	1,333,334	333,333	0						
BBVA BANCOMER, S.A. (6) (7)	NOT APPLIED	25/05/2010	20/12/2012	10.55	800,000	800,000	800,000	0	0	0						
BANCO SANTANDER, S. (6) (11)	NOT APPLIED	19/11/2004	23/11/2012	4.85	600,000	600,000	600,000	0	0	0						
BANCO NACIONAL DE M (6) (7)	NOT APPLIED	28/10/2004	05/11/2012	11.00	1,000,000	1,000,000	1,000,000	0	0	0						
BANCO NACIONAL DE M (6) (11)	NOT APPLIED	29/09/2009	24/08/2011	4.87	3,750,000	0	0	0	0	0						
BANCO SANTANDER S.A (1) (8)	YES	17/09/2003	19/09/2013	0.46							59,195	59,195	118,389	59,195	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BBVA BANCOMER, S.A. (1) (8)	NOT	09/12/2010	15/01/2016	0.19							0	0	0	0	0	18,277,172
BBVA BANCOMER, S.A. (1) (8)	NOT	15/12/2010	15/01/2016	0.19							0	0	0	0	0	5,400,628
BANCO BILBAO VIZCAY (3) (8)	YES	28/05/2008	02/06/2014	0.19							0	0	0	3,056,815	0	0
CREDIT AGRICOLE CIB (1)(7)	YES	29/06/2011	13/07/2011	1.42							4,097,962	0	0	0	0	0
OTHER																
INT DEV NO PAG	NOT APPLIED		31/12/2011	0.00	70,199	0	0	0	0	0						
CITIBANK N.A. (1) (8)	YES	12/05/2006	20/05/2013	0.19							0	16,278,488	16,278,488	0	0	0
INT DEV NO PAG	NOT		31/12/2011	0.00							28,839	0	0	0	0	0
CITIBANK, N.A. (1)(7)	YES	29/04/2011	29/04/2021	5.42							20,721	22,522	33,840	40,211	42,446	299,048
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	0.00							174,492	149,565	299,130	299,130	299,130	2,143,760
COPFS (1) (8)	YES	01/02/2005	31/03/2015	0.43							6,216,951	3,683,331	4,566,428	2,282,624	670,905	0
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	13/08/2018	7.96							33,220	56,042	73,334	79,348	87,825	439,185
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	13/08/2018	7.96							28,969	48,871	63,951	69,194	76,586	382,983
F TAPIAS MEXICO, SA (1)(7)	YES	23/10/2008	11/10/2018	8.00							32,819	56,577	72,483	78,458	86,963	477,927
F TAPIAS MEXICO, SA (1)(7)	YES	14/11/2008	02/11/2018	8.00							32,819	44,051	72,483	78,458	95,787	477,927
TOTAL BANKS					6,886,866	3,066,666	3,733,333	1,333,334	333,333	0	20,822,074	30,408,671	40,700,003	22,919,280	15,351,394	65,256,389

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
BANCO INVEX, S.A. (6) (11)	NOT APPLIED	05/02/2010	03/02/2015	4.84	0	0	0	0	7,959,780	0						
BANCO INVEX, S.A. (6) (11)	NOT APPLIED	14/03/2011	08/03/2016	4.86	0	0	0	0	0	10,000,000						
BANCO INVEX, S.A. (6) (11)	NOT APPLIED	03/02/2010	12/05/2014	4.85	0	0	0	8,500,000	0	0						
BANCO INVEX, S.A. (6) (7)	NOT APPLIED	05/02/2010	27/01/2020	9.10	0	0	0	0	0	10,000,000						
BANCO INVEX, S.A. (7) (7)	NOT APPLIED	05/02/2010	27/01/2020	4.20	0	0	0	0	0	3,656,818						
SCOTIA INVERLAT (6) (11)	NOT APPLIED	16/06/2006	05/06/2014	4.85	0	0	0	10,000,000	0	0						
SCOTIA INVERLAT (6) (11)	NOT APPLIED	03/04/2009	30/03/2012	4.85	0	12,500,000	0	0	0	0						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	21/10/2005	13/10/2011	4.36	5,500,000	0	0	0	0	0						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	11/02/2005	31/01/2013	4.55	0	0	12,487,400	0	0	0						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	03/04/2009	28/03/2016	9.15	0	0	0	0	0	7,500,000						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	29/07/2005	16/07/2015	9.91	0	0	0	0	0	9,500,000						
SCOTIA INVERLAT (7) (13)	NOT APPLIED	23/12/2004	05/12/2019	9.00	0	0	0	0	0	14,180,244						
INT DEV NO PAG	NOT APPLIED		31/12/2011	0.00	1,442,901	0	0	0	0	0						
CREDIT SUISSE, ZURI (4) (7)	YES	13/01/2009	13/10/2014	3.50							0	0	0	0	7,108,745	0
DEUTSCHE BANK (2) (7)	YES	04/08/2009	06/11/2017	5.78							0	0	0	0	0	3,397,528
DEUTSCHE BANK (2) (7)	YES	22/02/2005	24/02/2025	5.50							0	0	0	0	0	16,987,640
DEUTSCHE BANK (2) (7)	YES	15/01/2009	09/01/2017	5.50							0	0	0	0	0	16,987,640
DEUTSCHE BANK (3) (7)	YES	05/12/2002	05/12/2023	3.50							0	0	0	0	0	4,377,300
DEUTSCHE BANK (5) (7)	YES	02/06/2009	02/06/2022	8.25							0	0	0	0	0	6,624,398
DEUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.50							0	0	0	2,839,028	0	0
DEUTSCHE BANK (5) (7)	YES	13/01/2003	18/12/2013	7.50							0	0	0	4,731,713	0	0
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/06/2035	6.63							0	0	0	0	0	20,718,075
DEUTSCHE BANK (1) (7)	YES	27/08/2010	15/06/2035	6.63							0	0	0	0	0	11,838,900
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/12/2015	5.75							0	0	0	0	0	2,781,135
DEUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38							0	0	0	0	4,322,797	0
DEUTSCHE BANK (1) (7)	YES	28/01/2010	05/03/2020	6.00							0	0	0	0	0	11,838,900
DEUTSCHE BANK (1) (7)	YES	03/02/2009	03/05/2019	8.00							0	0	0	0	0	23,677,800
DEUTSCHE BANK (1) (7)	YES	25/05/2011	03/06/2041	6.50							0	0	0	0	0	14,798,625
DEUTSCHE BANK (1) (7)	YES	22/10/2007	01/03/2018	5.75							0	0	0	0	0	17,650,237
DEUTSCHE BANK (1) (7)	YES	30/10/2009	01/03/2018	5.75							0	0	0	0	0	11,812,854
DEUTSCHE BANK (1) (7)	YES	01/04/1998	30/03/2018	9.25							0	0	0	0	0	113,334

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

(Thousand Pesos)

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
DEUTSCHE BANK (1) (7)	YES	21/09/2010	28/12/2042	6.63							0	0	0	0	0	11,838,900
DEUTSCHE BANK (1) (7)	YES	20/07/2010	21/01/2021	5.50							0	0	0	0	0	23,677,800
DEUTSCHE BANK (1) (7)	YES	10/09/2009	16/03/2015	4.88							0	0	0	0	17,758,350	0
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50							0	0	0	0	0	2,673,129
DEUTSCHE BANK (1) (7)	YES	14/05/1999	15/09/2027	9.50							0	0	0	0	0	929,093
DEUTSCHE BANK (1) (7)	YES	18/09/1997	15/09/2027	9.50							0	0	0	0	0	281,174
DEUTSCHE BANK (1) (7)	YES	14/11/2001	15/11/2011	8.00							2,222,635	0	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	30/10/2009	15/06/2038	6.63							0	0	0	0	0	5,880,382
DEUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	9.25							0	0	0	0	0	1,269,971
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2022	8.63							0	0	0	0	0	1,897,125
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.63							0	0	0	0	0	1,440,297
DEUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.63							0	0	0	0	0	110,635
DEUTSCHE BANK (1) (8)	YES	01/12/2005	03/12/2012	0.25							0	0	8,134,994	0	0	0
MELLON BANK N.A. (2) (7)	YES	05/08/2004	05/08/2016	6.38							0	0	0	0	0	14,439,495
MELLON BANK N.A. (2) (7)	YES	05/08/2003	05/08/2013	6.25							0	0	0	8,493,820	0	0
PEMEX FINANCE (1) (7)	YES	15/02/1999	15/11/2018	9.47							0	0	0	710,334	695,535	3,921,636
PEMEX FINANCE (1) (8)	YES	15/02/1999	07/04/2014	0.31							197,315	0	591,945	1,095,098	266,375	0
INT DEV NO PAG	NOT		31/12/2011	0.00							5,482,811	0	0	0	0	0
SECURED																
SUMITOMO MITSUI (3) (8)	YES	19/09/2008	29/09/2020	0.35							0	0	0	0	0	9,338,240
INT DEV NO PAG	NOT		31/12/2011	0.00							26,446	0	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL BANKS					6,942,901	12,500,000	12,487,400	18,500,000	7,959,780	54,837,062	7,929,207	0	8,726,939	17,869,993	30,151,802	241,302,243

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

(Thousand Pesos)

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
SUPPLIERS																
OTROS PROVEEDORES	NOT APPLIED				44,135,791	0	0	0	0	0						
TOTAL SUPPLIERS					44,135,791	0	0	0	0	0	0	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
OTROS PASIVOS CIRCULANTES	NOT APPLIED				14,037,287	0					0	0				
TOTAL					14,037,287	0	0	0	0	0	0	0	0	0	0	0
TOTAL					72,002,845	15,566,666	16,220,733	19,833,334	8,293,113	54,837,062	28,551,281	30,408,671	49,426,942	40,789,273	45,503,196	306,558,632

FOREIGN CURRENCIES	ACCOUNTING EXCHANGE RATE	
(1) DOLLARS	USD	11.83890
(2) EUROS	EUR	16.98764
(3) JAPANESE YEN	JPY	0.14591
(4) SWISS FRANC	CHF	14.21749
(5) STERLING POUND	GBP	18.92685
(6) PESOS	MXP	1.00000
(7) UDIS	UDI	4.55448

TYPE OF RATE
(7) FIXED RATE
(8) LIBOR RATE
(9) FLOATING RATE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR

(10) DISCOUNT RATE
(11) TIIE RATE
(12) CETES
(13) FIXED RATE (ZERO COUPON)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2011**

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	DOLLARS	PESOS	DOLLARS	PESOS	
MONETARY ASSETS	**15,678,843**	**185,620,260**	**1,041,241**	**12,327,145**	**197,947,405**
LIABILITIES POSITION	**39,443,889**	**466,972,270**	**10,163,286**	**120,322,132**	**587,294,402**
SHORT-TERM LIABILITIES POSITION	10,291,137	121,835,750	1,354,230	16,032,598	137,868,348
LONG-TERM LIABILITIES POSITION	29,152,752	345,136,520	8,809,056	104,289,534	449,426,054
NET BALANCE	**-23,765,046**	**-281,352,010**	**-9,122,045**	**-107,994,987**	**-389,346,997**

NOTES

FOREIGN CURRENCIES		EXCHANGE RATES
AMERICAN DOLLARS	USD	11.8389
JAPANESE YENS	JPY	0.14591
STERLING POUNDS	GBP	18.92685
EUROS	EUR	16.98764
SWISS FRANC	CHF	14.21749
CANADIAN DOLLAR		12.02651

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0.00	0
FEBRUARY	0	0	0	0.00	0
MARCH	0	0	0	0.00	0
APRIL	0	0	0	0.00	0
MAY	0	0	0	0.00	0
JUNE	0	0	0	0.00	0
RESTATEMENT					0
CAPITALIZATION					0
FOREIGN CORP.					0
OTHERS					0
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

DUE TO THE APPLICATION OF BULLETIN NIF B-10, EFFECTIVE AS OF JANUARY 2008, THE ANNEX OF RESULT FROM MONETARY POSITION IS SUBMITTED IN ZEROS.

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PEP		0	0.00
Crude oil production (Tbd)		2,606	98.40
Gas production (MMcfpd)		6,875	98.40
REFINING		0	0.00
Atmospheric destillation capacity (Tbd)		1,540	76.20
Cadereyta		275	52.90
Madero		190	68.30
Minatitlán		185	85.50
Salamanca		245	74.90
Salina Cruz		330	84.30
Tula		315	88.50
Storage and distribution Center (Tb)		13,056	100.00
GAS AND BASIC PETROCHEMICALS		0	0.00
Gas sweetening (MMcfpd)		4,503	77.40
Cactus		1,960	86.00
Nuevo Pemex		880	81.20
Ciudad Pemex		1,290	68.30
Matapionche		109	43.00
Poza Rica		230	55.60
Arenque		34	89.30
PETROCHEMICALS		0	0.00
Production capacity (Tt)**		5,225	86.00
Cangrejera		2,146	84.00
Cosoleacaque		1,196	88.00
Escolín **		27	0.00
Independencia		110	67.00
Morelos		1,134	96.00
Pajaritos		585	73.00
Tula **		27	0.00
Petrochemical products distribution center (Tt)		188,872	86.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOTES

TBD - THOUSAND BARRELS PER DAY
MMCFPD - MILLION CUBIC FEET PER DAY
TB - THOUSAND BARRELS
TT - THOUSAND TONS
* NOMINAL CAPACITY POR THE PERIOD.
** THESE PLANTS WILL BE OUT OF OPERATION DURING 2011, IN ACCORDANCE TO THE ANNUAL OPERATION PROGRAM (POA).

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
CONDENSATES	PEMEX EXPLORACION Y PRODUCCION			8.00
SOUR WET GAS	PEMEX EXPLORACION Y PRODUCCION			73.00
CRUDE OIL	PEMEX EXPLORACION Y PRODUCCION			74.00
SWEET WET GAS	PEMEX EXPLORACION Y PRODUCCION			11.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
Petroleum products	0	0	0.00		
Fuel oil	192	35,434,966	100.00		CFE
DIESEL	378	78,924,021	100.00	PEMEX DIESEL	DISTRIBUTORS
L.P. Gas	282	27,671,372	0.00		DISTRIBUTORS
Magna Gasoline	739	145,160,250	100.00	PEMEX MAGNA	DISTRIBUTORS
Premium Gasoline	58	12,902,962	100.00	PEMEX PREMIUM	DISTRIBUTORS
Jet fuel	56	15,089,371	100.00		ASA
Other refined products	62	7,407,232	100.00		DISTRIBUTORS
PETROCHEMICAL PRODUCTS	0	0	0.00		
Methane Derivatives (A)	694	3,067,213	81.00		
Ethane Derivatives (B)	638	8,901,397	44.00		
Aromatics & Derivatives (C)	133	2,137,140	37.00		
Propylene & Derivatives (D)	43	2,999,288	80.00		
Other petrochemical products (E)	717	2,018,503	0.00		
Dry gas	3,460	33,752,760	0.00		(F)
FOREIGN SALES					
Crude oil (Tbd)	1,355	290,665,207	0.00	(H)	(I)
Refined Products (Tbd)	192	37,795,036	0.00		(G)
Petrochemicals products (Tt)	219	1,408,329	0.00		(G)
Marginal effect from Subsidiary Companies' sales	0	37,900,470	0.00		
Services Income	0	2,774,645	0.00		
TOTAL		746,010,162			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2011**

PETROLEOS MEXICANOS

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
Crude oil (Tbd)	1,355	290,665,207		(H)	(I)
Refined Products (Tbd)	192	37,795,036			(G)
Petrochemical Products (Tt)	219	1,408,329			(G)
Marginal effect from Subsidiary Companies' sales	0	37,900,471			
Services income	0	2,774,645			
FOREIGN SUBSIDIARIES					

TOTAL	370,543,688	

NOTES

TBD - THOUSAND BARRELS PER DAY
TT - THOUSAND TONS

NOTE: TO CALCULATE PARTICIPATING % IN THE PETROCHEMICAL PRODUCTS MARKET, THE PERIOD JANUARY - MAY 2011 WAS TAKEN.
(A) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF AMMONIA AND METHANOL TO THE DOMESTIC MARKET.
(B) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ETHYLENE, GLYCOLS, HDPE, LDPE, LDPL, ETHYLENE OXIDE AND VINYL CHLORIDE TO THE DOMESTIC MARKET.
(C) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF BENZENE, STYRENE, TOLUENE, XYLENES, PARAXYLENE AND ORTHOXYLENE TO THE DOMESTIC MARKET (PARAXYLENE AND ORTHOXYLENE; PLANTS OUT OF ORDER FOR AN INDEFINITE PERIOD OF TIME).
(D) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF THE FOLLOWING PRODUCTS TO THE DOMESTIC MARKET: ACRYLONITRILE.
(E) SINCE A GROUP OF PRODUCTS IS CONSIDERED HERE, PARTICIPATING PERCENTAGE IN THE MARKET IS NOT CALCULATED.
(F) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALES (ISPAT).
(G) PEMEX'S PARTICIPATION IN THESE PRODUCTS IS MARGINAL.
(H) 81% OF TOTAL CRUDE OIL EXPORTS WERE MADE TO THE UNITED STATES, WHILE THE REMAINING 12% WAS DISTRIBUTED AS FOLLOWS: TO EUROPE, 3%, TO THE REST OF THE AMERICAN CONTINENT AND TO THE FAR EAST 4%.
(I) IT IS ESTIMATED THAT PEMEX'S PARTICIPATION IN THE INTERNATIONAL CRUDE OIL MARKET DURING THE SECOND QUARTER OF YEAR 2011 WAS 2.92%.
VOLUMES ARE GIVEN IN THOUSAND OF BARRELS PER DAY, EXCEPT IN THE CASE OF PETROCHEMICAL PRODUCTS, WHICH ARE EXPRESSED IN THOUSANDS OF TONS AND DRY GAS, WHICH IS EXPRESSED IN MILLIONS OF CUBIC FEET PER DAY.

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

NON APPLICABLE.

AS OF JANUARY 1° OF 2008, TRANSLATION INTO MEXICAN CURRENCY OF THE AMOUNTS THAT ARE REPORTED BY THE COMPANIES IN FOREIGN CURRENCY IN THE FINANCIAL STATEMENTS IS DONE IN ACCORDANCE WITH THE PROVISIONS OF NIF B-15 OF "TRANSLATION OF FOREIGN CURRENCIES", AS FOLLOWS:
A) MONETARY ASSETS AND LIABILITIES: AT THE CLOSING EXCHANGE RATE .
B) NON-MONETARY ASSETS AND LIABILITIES AND EQUITY: AT THE HISTORICAL EXCHANGE RATE.
C) NON-MONETARY ITEMS RECOGNIZED AT THEIR FAIR VALUE, THE HISTORICAL EXCHANGE RATE WILL BE USED REFERRED TO THE DATE IN WHICH SUCH FAIR VALUE WAS DETERMINED.
D) INCOME, COSTS AND EXPENSES ARE TRANSLATED AT THE WEIGHTED AVERAGE EXCHANGE RATE.
E) DIFFERENCE IN CHANGES ORIGINATED IN THE TRANSLATION, IS RECOGNIZED AS INCOME OR EXPENSE IN THE STATEMENTS OF OPERATIONS IN THE PERIOD IN WHICH THEY ARE ORIGINATED.
IN THOSE CASES IN WHICH THE FUNCTIONAL CURRENCY OF THE SUBSIDIARY COMPANIES IS DIFFERENT TO THE CURRENCY IN WHICH PETRÓLEOS MEXICANOS IS REPORTING, TRANSLATION IS MADE AS FOLLOWS:
A) ASSETS AND LIABILITIES ARE TRANSLATED AT THE CLOSING EXCHANGE RATE AND EQUITY IS TRANSLATED AT THE HISTORICAL EXCHANGE RATE.
B) INCOME, COSTS AND EXPENSES ARE TRANSLATED AT THE WEIGHTED AVERAGE EXCHANGE RATE.
C) EFFECT FROM TRANSLATION IS RECOGNIZED AS PART OF AN ITEM OF COMPREHENSIVE FINANCIAL INCOME OR LOSS WITHIN EQUITY.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2011**

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0.00000	0	0	0	0	0	0	280,826,681
TOTAL			0	0	0	0	0	280,826,681

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management

PEMEX faces market risks caused by the volatility of hydrocarbon prices, exchange rates and interest rates. In order to monitor and manage these risks, Petróleos Mexicanos and the subsidiary entities have developed market risk management regulations, which are comprised of policies and guidelines that promote an integrated scheme for market risk management, regulate the use of derivative financial instruments (DFIs), and guide the development of hedging strategies and value at risk estimates.

Risk management regulations of Petróleos Mexicanos and the subsidiary entities establish that DFIs should generally be used only for the purpose of hedging. The use of DFIs for any other purpose must be approved in accordance with current internal regulations.

Petróleos Mexicanos and the subsidiary entities have the policy to reduce the impact of market risk on their financial results by promoting a balance between expected income cash flows from operations and those outgoing, which relate to their liabilities.

Finally, the PMI Group has implemented a separate regulatory framework for risk management which contains procedures and instructions to ensure the realization of essential risk controls, in accordance with industry best practices, such as generation of a periodic portfolio risk report for risk decision makers and management board. The PMI Group also has a risk management subcommittee which supervises DFIs trading.

Hydrocarbon Prices Risk

Petróleos Mexicanos and the subsidiary entities periodically evaluate their exposure to international hydrocarbon prices and use DFIs as a mechanism to mitigate identified potential sources of risk.

Since 2003, PEMEX has been required to trade liquefied petroleum gas (LPG) under a price scheme imposed by the Mexican Government. This scheme fixes the sale price of LPG throughout Mexico and generates a risk exposure in the geographic areas where PEMEX sells imported LPG. During 2009, PEMEX mitigated the market risk generated by this exposure by employing a hedging strategy consisting of propane swaps. Propane is the primary component of LPG. During 2010 and the first two quarters of 2011 PEMEX did not make propane hedging.

P.M.I. Trading, Ltd. periodically trades operations with DFIs to mitigate risk generated by refined products and liquid gas purchases and sales conditions, thereby reducing the potential volatility of its net income. Likewise, PMI uses DFIs to hedge implicit risks and obligations acquired in its purchase-sale contracts. P.M.I. Trading, Ltd. policies establish an upper limit for capital at risk, which is compared on a daily basis with the value-at-risk portfolio in order to execute risk mitigation mechanisms if necessary.

We did not hedge any of our crude oil production for the years 2007, 2008, 2009, 2010 and the first two quarters of 2011.

Foreign Exchange Rate Risk

Most of our debt is denominated in U.S. dollars or pesos. However, we borrow in currencies other than the peso or U.S. dollar. Therefore, fluctuations in non-dollar currencies (other than pesos) can increase our costs of funding. Since 1991, we have entered into currency swaps to hedge against movements in exchange rates when we borrow in currencies other than pesos and U.S. dollars.

The underlying currencies of the swaps traded are euro, Swiss franc, Japanese yen and pound sterling against the US dollar, and Mexican peso against Mexican units of investment (UDIs).

DERIVATIVE FINANCIAL INSTRUMENTS

Due to the long-term of some debt instruments, the cross currency swaps associated with these instruments, include an option linked to certain credit events. If any of these credit events occurred, these swaps will end without any payment obligation for either party.

Interest Rate Risk

PEMEX constantly monitors risk generated by interest rate volatility in its debt portfolio. PEMEX contracts interest rate swaps (IRS) associated with its floating-rate debt, through which PEMEX pays fixed rate and receives floating rate, in order to establish an appropriate percentage of fixed rate and decrease interest rate exposure. Swaps in US dollars have as underlying the LIBOR rate; swaps in Mexican pesos are related to the TIIE.

Credit Risk

When the fair value of DFIs is favorable to PEMEX, we face the risk that counterparties will not be able to meet their obligations. To reduce this risk, we monitor our counterparties' creditworthiness and credit exposure risk in our DFIs. Additionally, we enter into DFIs mostly with major financial institutions and maintain a diversified portfolio. During 2009, Petróleos Mexicanos entered into various long-term cross-currency swap agreements containing recouponing provisions for hedging purposes, thereby limiting our exposure with our counterparties to a specific threshold amount. During 2010, the pre-specified thresholds in seven cross-currency swaps used to hedge exposure to the euro and pound sterling were reached. This resulted in the cash settlement of such swaps and the replacement with new swaps at market terms, thereby reducing both our counterparties' credit risk and ours.

Instruments Entered Into For Trading Purposes

We enter into derivative transactions with the purpose of hedging financial risks related to our operations, assets or liabilities. Nonetheless, some of these transactions do not qualify for accounting treatment as hedges and are recorded in our financial statements as entered into for trading purposes, despite the fact that their profits or losses are offset by the profits or losses of the positions to which they are related to.

Petróleos Mexicanos retains a synthetic long position on 58,679,799 shares of Repsol YPF, with the objective of maintaining corporate rights over these shares. This is accomplished by using four total return swaps under which Petróleos Mexicanos pays fixed amounts and receives total return on Repsol shares. Two of the aforementioned DFIs contain an option structure comprised of one short call and one long put spread.

Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers to help them mitigate the risk associated with natural gas prices. Through its subsidiary, MGI Supply Ltd., Pemex-Gas and Basic Petrochemicals enters into DFIs with the opposite position to those DFIs it offers to its customers, in order to cancel out the market risk it bears under such offered DFIs. MGI Supply Ltd. enters into these opposite position DFIs with international counterparties, in order to transfer the price risk to such parties. This system allows Pemex-Gas and Basic Petrochemicals to maintain its overall natural risk profile.

Derivative Financial Instruments Valuation

PEMEX monitors the fair value of its DFIs portfolio on a periodic basis. Fair value represents the price at which one party would assume the rights and obligations of the other, and it is calculated for each DFI through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFIs portfolio is composed primarily of swaps whose prices can be estimated by discounting flows using appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

DERIVATIVE FINANCIAL INSTRUMENTS

The options contained in PEMEX's DFIs portfolio are European-style, consisting of plain or digital calls or puts, and are valued internally based on the traditional Black-Scholes model or certain specialized variations thereof.

The inputs used in valuing PEMEX's DFIs portfolio come from widely recognized price providers and do not require special adjustments or conversions.

Accounting

As of January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Operations" ("NIF C-10"), as issued by the Mexican Institute of Public Accountants, A.C., which details the criteria for the recognition, valuation, registration, disclosure, presentation and, where appropriate, bifurcation from the host contract, that are applicable to DFIs for trading and hedging purposes, and to embedded derivatives.

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, forecasted transactions, assets or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of NIF C-10 for being designated as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the Comprehensive Financing Result (CFR).

As of June 30, 2011 and 2010, the fair value of PEMEX's DFIs was Ps. 11,453,898 and (Ps. 4,322,991), respectively. These amounts include the DFIs designated as cash flow hedges and their net fair value of (Ps. 299,832) and (Ps. 94,358), respectively, which was recognized under other comprehensive loss.

DFIs designated as cash flow hedges that have the same critical characteristics as the item being hedged are considered highly effective.

In light of the foregoing, these instruments do not have an impact on earnings that is due to hedge inefficiency, and the change in their fair value is recognized in its entirety as part of equity through other comprehensive income. The fair value of these instruments is reclassified into earnings at the same time as the hedged item cash flows affect earnings.

As of June 30, 2011 and 2010, a net income (loss) of Ps. 6,041 and (Ps. 10,330), respectively, was reclassified from other comprehensive income into earnings in the CFR.

As of June 30, 2011 and 2010, PEMEX recognized a net income (loss) of Ps. 7,578,054 and (Ps. 15,784,436), respectively, in the CFR with respect to DFIs treated as non-hedges.

As of June 30, 2011 and 2010, in accordance with NIF C-10, PEMEX recognized several agreements relating to, among other things, services in connection with works projects, acquisitions, leases and insurance commitments. These agreements were entered into by PEMEX in foreign currencies, and in accordance with their terms, the related foreign currency components do not meet the criteria to generate an embedded derivative.

TABLE 1
Interest Rate and Currency Derivatives
(in thousands of pesos as of June 30, 2011)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2011	2012	2013	2014	2015	Thereafter	
Interest Rate Swaps	Hedging	9,300,000	TIIE 28d = 4.8500%	TIIE 28d = 4.8331%	(990,038)	(912,183)	600,000	1,200,000	7,500,000	0	0	0	0
Currency Swaps	Hedging	98,264,661	MXN = 11.8389 1/EUR = 1.4502 1/GBP = 1.6053 JPY = 80.562 UDI = 2.5994 CHF = 0.8404 Exchange rates against US dollar.	MXN = 11.9678 1/EUR = 1.4158 1/GBP = 1.6028 JPY = 83.130 UDI = 2.6080 CHF = 0.9190 Exchange rates against US dollar.	5,559,103	3,975,614	487,349	974,698	16,739,258	9,007,685	974,698	70,080,974	0
Currency Swaps with credit linked options	Hedging	15,033,646	1/EUR = 1.4502 JPY = 80.562 Exchange rates against US dollar.	1/EUR = 1.4158 JPY = 83.130 Exchange rates against US dollar.	3,206,890	2,717,079	0	0	0	0	0	15,033,646	0

TABLE 1
Equity Derivatives
(in shares, except as noted, as of June 30, 2011)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value (in thousands of pesos)		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2011	2012	2013	2014	2015	Thereafter	
Equity Swaps	Trading	58,679,799	Repsol YPF = 23.969 Euro share price.	Repsol YPF = 24.333 Euro share price.	3,335,413	3,288,081	10,000,000	48,679,799	0	0	0	0	0

Equity Swaps with Embedded Options	Trading	0	Repsol YPF = 23.969 Euro share price.	Repsol YPF = 24.333 - Euro share price.	0	1,003,323	0	0	0	0	0	0	0

TABLE 1
Natural Gas Derivatives
(in thousands of pesos, except as noted, as of June 30, 2011)

Derivative Type	Hedging/ Trading	Volume (in MMBtu)	Underlying value (U.S. $ per MMBtu)[1]		Fair Value		Year of expected maturity date (in MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2011	2012	2013	2014	2015	Thereafter	
Long Swaps	Trading	27,184,890	4.18	3.71	(654,082)	(1,392,824)	16,376,702	8,578,784	2,210,654	18,750	0	0	
Short Swaps	Trading	(27,192,413)	4.18	3.71	678,953	1,448,821	(16,379,232)	(8,581,777)	(2,212,654)	(18,750)	0	0	
European Put													
Long	Trading	58,095	4.18	3.71	2,120	17,166	58,095	0	0	0	0	0	
Short		(58,095)			(2,121)	(17,168)	(58,095)	0	0	0	0	0	
European Call													0
Long	Trading	7,234,300	4.18	3.71	19,105	24,975	2,303,992	2,498,336	1,269,108	1,034,764	128,100	0	
Short		(7,234,290)			(19,099)	(24,964)	(2,303,982)	(2,498,336)	(1,269,108)	(1,034,764)	(128,100)	0	
Digital Put													
Long	Trading	42,400	4.18	3.71	502	5,761	42,400	0	0	0	0	0	
Short		(42,400)			(502)	(5,762)	(42,400)	0	0	0	0	0	
Digital Call													
Long	Trading	42,400	4.18	3.71	0	0	42,400	0	0	0	0	0	
Short		(42,400)			0	(0)	(42,400)	0	0	0	0	0	

(1) Representative underlying asset value.

TABLE 1
Petroleum Products Derivatives
(in thousands of pesos, except as noted, as of June 30, 2011)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Year of expected maturity date (in millions of barrels)						Collateral delivered (2)
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2011	2012	2013	2014	2015	Thereafter	
Futures	Hedging	(4.9)	1.35911	1.51048	(149,570)	(204,484)	(4.9)	0	0	0	0	0	0
Over The Counter Swaps	Hedging	(1.2)	1.37370	1.37306	(30,568)	(330,981)	(1.2)	0	0	0	0	0	0
Exchange Traded Swaps	Hedging	(0.4)	1.40275	1.42819	(60,398)	(123,068)	(0.4)	0	0	0	0	0	0

C. PROCESS OF ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BY PETRÓLEOS MEXICANOS

Petróleos Mexicanos, in its character of securities issuer filed with the *Comisión Nacional Bancaria y de Valores* (Mexican Banking and Securities Commission), is carrying out all the necessary actions in order to adopt the *Normas Internacionales de Información Financiera* (International Financial Reporting Standards), which we refer to as "NIIFs or IFRs", issued by the *Consejo de Normas Internacionales de Contabilidad* (International Accounting Standards Board).

Such actions involve to adequate its processes and train its personnel, in order to be able to successfully accomplish the implementation of the NIIFs, in the time frame established by the Mexican General Provisions applicable to security issuers and other participants in the securities market ("Issuers Circular").

Currently, Petróleos Mexicanos prepares both, individual and consolidated financial statements of Petróleos Mexicanos and its Subsidiary Entities under *Normas Específicas de Información Financiera Gubernamental* (Mexican Governmental Financial Reporting Standards for State Owned Companies or "Governmental Norms" or "NGs"), as consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and its Subsidiary Companies ("PEMEX"), under *Normas de Información Financiera* (Financial Reporting Standards).

The *Ley General de Contabilidad Gubernamental* (Mexican Governmental Accounting Law or "LGCG"), effective on January 1st, 2009, and Petróleos Mexicanos and its Subsidiary Entities must be in compliance with this law, since they are State Owned Companies. Pursuant to this Law, the *Consejo Nacional de Armonización Contable* ("National Counsel for Accounting Harmonization" or "CONAC") was created and it is responsible for issuing the guidelines and rules that must be abided to, among others, by the State Owned Companies. Petróleos Mexicanos is working with such Counsel and with the *Dirección General de Contabilidad Gubernamental de la Secretaría de Hacienda y Crédito Público* (General Direction of Governmental Accounting of the Ministry of Finance) with the purpose of creating a work group that jointly determinates detailed guidelines PEMEX must abide to in order to be in compliance with such Law.

The above is worth mentioning due to the fact that Petróleos Mexicanos must aim its efforts to adjust its systems and internal processes, to comply with the requirements of both the LGCG and the NIIFs, all in the time frame established in the applicable law for delivery of information.

In addition, at the same time, the Director General's Office of Petróleos Mexicanos has established a clear vision in order to implement what has been denominated PEMEX Projects Platform ("P3") as an impulse and integrator of improvements to the business processes, in which homologated processes are operated through standardized systems, in order to optimize the use of resources and support the process of taking decisions.

The Finance Process is highlighted within this Platform, one of the processes that constitute the Processes Institutional Catalogue of PEMEX, and which is the central core for implanting P3 in the technological platform denominated Basis Technological Platform (PTB), in an "Enterprise Resource Planning" (ERP) transactional system. In accordance with the above, PEMEX requires to device a project that leads to the implementation of a technological solution that supports the financial activities throughout all of its value chain, under the principle of incorporating leading business practices, which allow access to a flexible, swift and efficient process.

The technological solution should go beyond towards adopting a new system with the latest technology used by the worldwide most important corporations. The project is an opportunity to transform the entity in its financial transactions and take it to a competitive model in the domestic and international markets.

It is important to highlight that Petróleos Mexicanos is still performing the necessary activities in order to comply in a timely fashion with the scheduled date for starting the system operations, procedures and financial registries in accordance with the provisions of the NIIFs and the LGCG.

It should be highlighted that among the main impacts that PEMEX shall withstand due to the adoption of the NIIFs, are those related to fixed assets and the valuation of inventories using absorbing costs. Currently, we have an important breakthrough in identifying and segregating fixed assets by components and we are working very closely with the expert technicians in the administration and maintenance of fixed assets, in order to perform the technical studies to establish their values and useful life related to depreciation, in accordance to the provisions of NIIF 1 "First Time Adoption of the International Regulations of Financial Information" and of NIC 16 "Properties, Plant and Equipment". We highlight the fact that breaking down properties plant and equipment by components and determining their useful life and value to PEMEX's plant and equipment is a complex process, given the characteristics and volume of fixed assets PEMEX has.

In connection with the valuation of inventories, as a result of the amendments to Mexican FRS-04 "Inventories", which became effective for fiscal year 2011 and which require inventories valuation should be made using absorbing costs, PEMEX is performing the corresponding adjustments to its systems in order to comply with such requirement.

In December, 2010, the Corporate Direction of Information Technologies and Business Processes of Petróleos Mexicanos, determined that the technological platform, base for the development of the solutions supporting P3, will be SAP. On the same hand the

C. PROCESS OF ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BY PETRÓLEOS MEXICANOS

bidding process for contracting the consulting services for the development of the solution for the standardization of the financial process in PEMEX, the adoption of the IFRS and the changes in NG. The winner consulting firms of the bidding process were Accenture, S.C. and Mancera, S.C.

On January 4, 2011, the corresponding contract with the above mentioned consulting firms was executed and the works to comply with the requirements of the LGCG, the CONAC and the CNBV began.

Currently, PEMEX's personnel in conjunction with the consultant firms Accenture S.C. and Mancera, S.C. are analyzing the impact of the adoption of the NIIFs and are exploring to have an alternative plan, which would imply developing a temporary solution based on an automated application that allows to determine and apply the necessary adjustments to the final balances under NG, in order to attain financial information in accordance to the provisions of the NIIFs. This temporary solution is expected to be completed by the end of 2011.

Identification of the responsible persons or areas:

	Name
Name of the area and responsible person:	Ignacio Quesada Morales Chief Financial Officer Mauricio Abraham Galán Ramírez Corporate Director of Information Technologies and Business Process
Members of the transition team (mention to which area they correspond):	Víctor Manuel Cámara Peón Deputy Director of Accounting, Fiscal and Financial Control Francisco Javier Torres Suárez Accounting Manager Benjamín García Medina Advisor of the Deputy Direction of Accounting, Fiscal and Financial Control Gerardo Estrada Galván Competition Center Manager
Name of the coordinator (as the case may be):	Víctor Manuel Cámara Peón Deputy Director of Accounting, Fiscal and Financial Control

C. PROCESS OF ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BY PETRÓLEOS MEXICANOS

Consolidated

	Name
Firm of the External Auditors:	KPMG Cárdenas Dosal, S.C.
Firms of the External Advisors hired for the transition, other than the Auditor (as the case may be):	Accenture, S.C. and Mancera, S.C.

a) Training

According with the Time Frame Activities described below, the implementation process of the NIIFs will be developed through several stages. In the stage denominated Diagnostic, the team of the Project will be trained in the following subjects:

- International Financial Reporting Standards;
- International Accounting Principles;
- Strategies for Administration Change;
- Functionality Solutions of NIIFs, in:
  - ("SAP") and associated modules
  - Oracle – Hyperion

In the stage of Implementation there is a plan to train personnel of the processes that may have been affected by this Project.

Direct participants in the Implementation

The training plan is hereby submitted for PEMEX's personnel, regarding technical knowledge required for the analysis and preparation of financial information under NIIFs:

C. PROCESS OF ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BY PETRÓLEOS MEXICANOS

Personnel of the Issuer	Initial Date	In process (Estimated Final Date)	Finalized	Not applicable (Reason)
Directors and relevant personnel of the issuer: - Director General - Chief Financial Officer - Other Executive Officers and relevant personnel	Jan 4, 2011	Nov 18, 2011		
Members of the Committees of the Board of Directors: - Members of the Audit and Performance Evaluation Committee	Jan 4, 2011	Nov 18, 2011		
Personnel responsible for the preparation and presentation of financial information under NIIFs: - Leader of the work team - Responsible Personnel - Auxiliary Personnel	Jan 4, 2011	Nov 18, 2011		
Others (detail): Personnel with experience in the areas of information technologies and operation, which will receive training in the scope of their corresponding tasks.	Jan 4, 2011	Nov 18, 2011		

The official initial works of the project was made on March 29, 2011 in a meeting presided by Juan José Suárez Coppel, our CEO, and the attendance of the Corporate Directors, Directors General of our Subsidiary Entities and Subsidiary Companies and the finance representatives of the financial, operative and TI areas of PEMEX to emphasize the importance of this project.

Indirect participants in the Implementation

The training plan is hereby submitted for other areas of PEMEX, which will be indirectly involved in the implementation of the NIIFs:

C. PROCESS OF ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BY PETRÓLEOS MEXICANOS

	Initial Date	In process (Estimated Final Date)	Finalized	Not applicable (Reason)
Name of the area: The training will be focused in the following areas: - Operative Areas that generate the Accounting Registry. - Areas that generate the International Financial Reporting Standards. - Areas that generate consolidation and disclosure of the financial statements. - Areas that carry out costs accounting. - Areas that carry out the internal financial control.	Nov 14, 2011	Apr 27, 2012		
Others (detail): During the development of the implementation process of the NIIFs, the transfer of knowledge over the applications of the information technologies to the personnel of Petróleos Mexicanos is planned.	Feb 8, 2011	Apr 27, 2012		

b) Time Frame Activities

PEMEX plans to carry out the necessary actions to adequate its processes and train its personnel, in order to accomplish the adoption of the NIIFs, and be able to disclose, in a timely fashion, to the CNBV, to the *Bolsa Mexicana de Valores, S.A.B. de C.V.* (Mexican Stock Exchange), and to the public in general, the financial results of PEMEX as of the first

C. PROCESS OF ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BY PETRÓLEOS MEXICANOS

quarter of 2012, with compared data against the same period of 2011, and under the same regulation, in terms of the Second Transitory Article of the Resolution that Amends the Issuers Circular, published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) on January 27, 2009.

The Project will be developed through the following stages:

Diagnostic:

- Project planning to adopt the NIIFs.
- Training on NIIFs.
- Detailed study of the differences between NGs and the policies adopted by PEMEX with NIIFs.
- Analysis and determination of the impact in Petróleos Mexicanos, its Subsidiaries Entities and Subsidiary Companies, by the adoption of NIIFs and changes to NGs.
- Analysis of the current financial process.
- Detailed study of the findings.
- Determination of the impact on the internal control system.
- Review of the accounts catalogue.
- Determination of the need to apply valuations to fixed assets or other mechanisms.
- Evaluation of the impact on the systems.
- Preliminary study of the probable economic impact by the adoption of the NIIFs.
- Analysis of the internal and external communications.
- And other activities that may be identified in this stage.

Design:

- Detailed design of the homologated financial process.
- Flow diagram of impacted procedures by the adoption of the NIIFs and changes in NGs.
- Business Plans for integral solutions.
- Restructure of information regarding fixed assets.
- Cost absorbing systems.
- Accounts catalogue.
- Parallel accountings to comply with both NGs and NIIFs.
- Consolidation system.
- Internal control of the cycles-procedures impacted by the adoption of the NIIFs and changes in NGs.
- Definition of internal and external communication strategies.
- And other activities that may be identified in this stage.

C. PROCESS OF ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BY PETRÓLEOS MEXICANOS

Development:

- Configuration in SAP (including the functionality that allows the registry of an operation under diverse accounting regulations, known as NewGL, among others).
- Construction of applicatives.
- Modifications to *Legacy systems* (Developed Applications to address operative needs).
- Construction of the cost systems (configuration of SAP or external system).
- Transfer of technical and business knowledge.
- Elaboration of internal regulation for impacted operations by the adoption of NIIFs and changes in NGs.
- Consolidated system for NGs and NIIFs.
- Determination of the initial balance sheet.
- Detailed determination of the economic impact by the adoption of NIIFs.
- Determination of the data for the financial results of the quarters of 2011.
- Management of Change.
- Tests to the internal control design.
- Functional and integral tests.
- And other activities that may be identified in this stage.

It is important to highlight that PEMEX is evaluating carrying out tasks in a parallel fashion to develop a temporary solution, based on an automated application that allows us to determine and make the necessary adjustments to the NGs final balances, to attain financial data in accordance with the provisions of the NIIFs. For this temporary solution we will be based on the work and conclusions arrived to during the Diagnostic Stage previously described.

Implementation:

- Homologated financial process.
- Gradual productive implementation:
-
  - NIIFs temporary solution — January 1, 2012
  - NIIFs and NGs definitive solution — April 1, 2012
  - Production costs system — July 1, 2012
  - Integral costs system — August 2, 2012
  - Disclosures and other accounting aspects — September 1, 2012
- Subsequent support to the implementation (it is considered at least in the execution of 2 quarterly closings).

Estimated date of adoption:	January 1, 2012

C. PROCESS OF ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BY PETRÓLEOS MEXICANOS

Stage 1. Communication

Activity	Estimated Initial Date	Starting Date	Estimated Final Date	Finalized	Progress Percentage (%)	Comments
1.Coordination among the General Direction of the issuer with all the areas involved and related Companies that may be consolidated or incorporated.	Jan 4, 2011		Feb 28, 2011	28-Feb-2011	100% (one hundred per cent)	
2.Design and communication of the disclosure and training Plan.	Jan 4, 2011		Jun 17, 2011	Jun 17, 2011	100% (one hundred per cent)	Training plan was finished
3. Others (detail).						

C. PROCESS OF ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BY PETRÓLEOS MEXICANOS

Stage 2. Evaluation of accounting and business impacts.

We have held meetings to obtain all of the information of current status (As Is) of accounting policies, the system supporting operation and records and to identify available data. We look forward determining the existent gap in comparison with future condition (To Be) and identifying impact and effort as a result of the adoption of IFRS.

Activity	Estimated Initial Date	Initial Date	Estimated Final Date	Final Date	Progress Percentage (%)	Comments
1. Preliminary identification of the accounting impacts that require specific actions (diagnostic of the main differences between valuation and disclosure).	Jan 4, 2011		Jun 17, 2011		95% (ninety five per cent)	We are assessing some topics.
2. Choices between the available options of NIIF 1 (first time application) and review of provisions and estimations.	Jan 4, 2011		Jun 17, 2011	Jun 17, 2011	100% (one hundred per cent)	Expected Product within the Diagnostic Stage.
3. Definition of new accounting policies according with different alternatives contemplated by NIIFs.	Feb 28, 2011		15 Nov, 2011		15% (fifteen per cent)	Expected Product within the Diagnostic and Design Stages.
4. Evaluation of the impacts in the information systems, internal control, etc.	Feb 28, 2011		Aug 31, 2011		0% (zero per cent)	Expected Product within the Diagnostic and Design Stages.
5. Identification and evaluation of elements that affect development measures of the issuer (financial ratios, etc.).	Feb 28, 2011		Aug 31, 2011		15% (fifteen per cent)	Expected Product within the Diagnostic and Design Stages.
6. Identification and review of contracts and other agreements that may be amended with respect to the transition to NIIFs, as well as possible violations to commitments or covenants.	Feb 28, 2011		Aug 31, 2011		30% (thirty per cent)	Expected Product within the Diagnostic and Design Stages.
7. Detail of additional	Feb 28, 2011		Aug 31, 2012		15% (fifteen	It has been

C. PROCESS OF ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BY PETRÓLEOS MEXICANOS

Consolidated

Activity	Estimated Initial Date	Initial Date	Estimated Final Date	Final Date	Progress Percentage (%)	Comments
disclosures in the notes of the financial statements for implementation of NIIFs.					per cent)	planned that disclosures under NIIFs are one of the last deliverable products of the adoption process.

C. PROCESS OF ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BY PETRÓLEOS MEXICANOS

Stage 3. Implementation and parallel elaboration of financial reports under NIIFs and current accounting regulations

Activity	Estimated Initial Date	Initial Date	Estimated Final Date	Final Date	Progress Percentage (%)	Comments
1. Identification of the principal changes in the execution of the computing systems required for elaboration of the financial statements under NIIFs, both for the information flow and for the preparation process of such financial statements.	Feb 28, 2011		Oct 31, 2011		20% (twenty per cent)	In the Diagnostic Stage, there is a plan to elaborate an exhaustive analysis of the impact to the systems and it shall be complemented in the Design Stage.
2. Identification of documents and new or complementary reports to the current reports issued under the changes of information systems, as well as new concepts required by NIIFs.	Feb 28, 2011		Oct 31, 2011		20% (twenty per cent)	Expected Product within the Diagnostic and Design Stages.
3. Analysis of the economic situation and the financial results of the issuer, identifying adjustments and necessary evaluations to convert the credit or debit balance, at the date of the transition to NIIFs.	Feb 28, 2011		Feb 29, 2012		0% (zero per cent)	These works will be elaborated within the project in the Development and Implementation stages. The determined financial data will be audited by an external Accounting Firm that complies with the requirement of independence.
4. Preparation of the opening balance under NIIFs, and reconciliation of financial results and consolidated equity against NIIFs.	Feb 28, 2011		Feb 29, 2012		0% (zero per cent)	These works will be elaborated within the project in the Development stage. The determined financial data will be audited by an external

C. PROCESS OF ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BY PETRÓLEOS MEXICANOS

Activity	Estimated Initial Date	Initial Date	Estimated Final Date	Final Date	Progress Percentage (%)	Comments
						Accounting Firm that complies with the requirement of independence.
5. Design and adaptation of the quality control procedures in the financial information in order to guarantee its reliability.	Apr 4, 2011		Mar 30, 2012		0% (zero per cent)	These products will be obtained in the Design and Development stages.

Concluded Activities

As of the date of the present document, Petróleos Mexicanos continues to perform all the necessary actions in order to adopt the IFRs, and according to the above, the stages related to implementation have not concluded yet.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: 
Arturo Delpech del Ángel
Associate Managing Director of Finance

Date: September 26, 2011

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.